BMO Financial Group Reports Second Quarter 2024 Results

REPORT TO SHAREHOLDERS

BMO’s Second Quarter 2024 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2024 are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Second Quarter 2024 compared with Second Quarter 2023:

•	Net income of $1,866 million, compared with $1,029 million; adjusted net income[1,2] of $2,033 million, compared with $2,186 million

•	Reported earnings per share (EPS)[3] of $2.36, compared with $1.26; adjusted EPS[1,2,3] of $2.59, compared with $2.89

•	Provision for credit losses (PCL) of $705 million, compared with $1,023 million on a reported basis and $318 million on an adjusted basis[1]

•	Return on equity (ROE) of 9.9%, compared with 5.5%; adjusted ROE[1,2] of 10.9%, compared with 12.6%

•	Common Equity Tier 1 (CET1) Ratio[4] of 13.1%, compared with 12.2%

•	Declared a quarterly dividend of $1.55 per common share, an increase of $0.08 or 5% from the prior year and $0.04 or 3% from the prior quarter

Year-to-Date 2024 compared with Year-to-Date 2023:

•	Net income of $3,158 million, compared with $1,162 million; adjusted net income[1,2] of $3,926 million, compared with $4,344 million

•	Reported EPS[3] of $4.08, compared with $1.42; adjusted EPS[1,2,3] of $5.14, compared with $5.94

•	PCL of $1,332 million, compared with $1,240 million on a reported basis and $535 million on an adjusted basis[1]

•	ROE of 8.5%, compared with 3.0%; adjusted ROE[1,2] of 10.7%, compared with 12.8%

Adjusted1,2 results in the current quarter and the prior year excluded the following items:

•	Impact of an incremental U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $50 million ($67 million pre-tax) in the current quarter.

•	Acquisition and integration costs of $26 million ($36 million pre-tax) in the current quarter; $549 million ($727 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $79 million ($107 million pre-tax) in the current quarter; $85 million ($115 million pre-tax) in the prior year.

•	Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $12 million ($15 million pre-tax) in the current quarter; $6 million ($7 million pre-tax) in the prior year.

•	Initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio in the prior year.

Toronto, May 29, 2024 – For the second quarter ended April 30, 2024, BMO Financial Group recorded net income of $1,866 million or $2.36 per share on a reported basis, and net income of $2,033 million or $2.59 per share on an adjusted basis.

“This quarter, we achieved strong pre-provision, pre-tax earnings growth and positive operating leverage, driven by continued momentum in Canadian personal and commercial banking and strengthening performance in our Capital Markets and wealth businesses. We’ve delivered on our commitments with expenses down, compared with last year and last quarter. Our balance sheet strength is evident in a CET1 ratio above 13%, robust customer deposit growth and appropriate provisioning for the credit environment, which continues to be impacted by prolonged high interest rates and a slowing economy,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We continue to position the bank for long-term growth. Our U.S. Segment is delivering pre-provision, pre-tax earnings growth and we’re executing against a proven U.S. growth strategy, including our One Client approach that brings the full scale of BMO to our customers. We’re building on a powerful platform that delivers competitive and differentiated products, advice and digital tools across our North American footprint. This quarter, BMO was ranked among Fast Company’s list of the World’s Most Innovative Companies of 2024, the only Canadian and U.S. bank recognized out of more than 600 winning organizations – a recognition of the tangible outcomes of our investment in the innovative technologies that make banking easier for our customers,” concluded Mr. White.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. For further information, refer to the Changes in Accounting Policies section.

(3)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(4)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Second Quarter Report 2024 1

Concurrent with the release of results, BMO announced a third quarter 2024 dividend of $1.55 per common share, an increase of $0.04 or 3% from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.55 per common share is equivalent to an annual dividend of $6.20 per common share.

Second Quarter 2024 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $872 million, an increase of $53 million or 6% from the prior year, and adjusted net income was $877 million, an increase of $55 million or 7%. Results reflected a 13% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and higher non-interest revenue, partially offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $543 million, a decrease of $188 million or 26% from the prior year, and adjusted net income was $612 million, a decrease of $196 million or 24%.

On a U.S. dollar basis, reported net income was $398 million, a decrease of $141 million or 26% from the prior year, and adjusted net income, which excludes amortization of acquisition-related intangible assets, was $449 million, a decrease of $147 million or 25%. Results reflected lower revenue due to a decrease in net interest income, primarily from lower margins, and lower non-interest revenue, lower expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $320 million, an increase of $80 million or 33% from the prior year, and adjusted net income was $322 million, an increase of $81 million or 33%. Wealth and Asset Management reported net income was $252 million, an increase of $41 million or 19%, and adjusted net income was $254 million, an increase of $42 million or 19%, with higher revenue due to growth in client assets, including stronger global markets, partially offset by lower deposit balances and net interest margins. Insurance net income was $68 million, an increase of $39 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

BMO Capital Markets

Reported net income was $459 million, an increase of $89 million or 24% from the prior year, and adjusted net income was $466 million, an increase of $88 million or 23%. Results reflected higher revenue, primarily due to Global Markets driven by higher interest rate trading and higher debt and equity issuance activity, and lower expenses, partially offset by a higher provision for credit losses.

Corporate Services

Reported net loss was $328 million, compared with reported net loss of $1,131 million in the prior year, and adjusted net loss was $244 million, compared with adjusted net loss of $63 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted net loss increased due to lower revenue, driven by lower net accretion of purchase accounting fair value marks and the impact of treasury-related activities.

Capital

BMO’s Common Equity Tier 1 Ratio was 13.1% as at April 30, 2024, an increase from 12.8% at the end of the first quarter of 2024, driven by internal capital generation, common shares issued under the dividend reinvestment and share purchase plan and lower source-currency risk-weighted assets.

Credit Quality

Total provision for credit losses was $705 million, compared with a reported provision of $1,023 million and an adjusted provision of $318 million in the prior year. Adjusted provision for credit losses in the prior year excluded the initial provision on the purchased Bank of the West performing loan portfolio of $705 million. The provision for credit losses on impaired loans was $658 million, an increase of $415 million due to higher provisions across operating segments, reflecting the impact of a higher interest rate environment. The provision for credit losses on performing loans was $47 million, compared with a reported provision of $780 million and an adjusted provision of $75 million in the prior year. The $47 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration and uncertainty in credit conditions, partially offset by an improvement in the macro-economic outlook, including the adoption of a fourth economic scenario.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2023 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2023.

2 BMO Financial Group Second Quarter Report 2024

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Second Quarter Report 2024 3

Enhanced Disclosure Task Force

Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in the 2023 Annual Report, the Second Quarter 2024 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI is not and should not be considered incorporated by reference into our Second Quarter 2024 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2023 Annual Report	Q2 2024
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	78-118	5	Index	Index
	2. Risk terminology, measures and key parameters	82-118, 126-128	36	-	-
	3. Top and emerging risks	78-80	7, 36	-	-
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	72	19	-	-
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	82-86	-	-	-
	6. Risk culture, risk appetite and procedures to support the culture	86	-	-	-
	7. Risks that arise from business models and activities	84-85	-	-	-
	8. Stress testing within the risk governance and capital frameworks	85-86	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	70-73	-	-	5-6, 14
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	73-74	20	-	5-7, 16-17
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	-	-	-	8
	12. Capital management and strategic planning	69, 75-76	-	-	-
	13. Risk-weighted assets (RWA) by operating group	74	-	-	15
	14. Analysis of capital requirements for each method used in calculating RWA	73-74, 87-90	-	-	15, 21-48, 54-66, 81-84
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	21-48, 50-66, 83-84
	16. Flow statement that reconciles movements in RWA by risk type	-	-	-	49, 80
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	112	-	-	85
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	100-106	40, 43	-	-
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	102-103	41	36	-
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	107-108	45-46	-	-
	21. Analysis of funding sources and funding strategy	103-104	41-42	-	-
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	99	38	-	-
	23. Significant trading and non-trading market risk factors	95-99	38-39	-	-
	24. Market risk model assumptions, validation procedures and back-testing	95-99, 112	-	-	-
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	95-99	39	-	-
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	87-94, 159-166	16, 61-65	24-33	15-79
	27. Policies to identify impaired loans and renegotiated loans	159-161, 166	-	-	-
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	93, 164	17, 61-63	-	-
	29. Counterparty credit risk arising from derivative transactions	87-88, 94, 178-179	-	-	54-71
	30. Credit risk mitigation	87-88, 162, 170, 209	-	-	20, 50-51, 67
Other Risks	31. Discussion of other risks	82-84, 109-118	-	-	-
	32. Publicly known risk events involving material or potentially material loss events	109-118	-	-	-

4 BMO Financial Group Second Quarter Report 2024

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at May 29, 2024. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2024, as well as the 2023 annual MD&A and the audited annual consolidated financial statements for the year ended October 31, 2023, contained in BMO’s 2023 Annual Report. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from the unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). References to generally accepted accounting principles (GAAP) mean IFRS Accounting Standards.

BMO’s 2023 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

6	Caution Regarding Forward-Looking Statements
7	Economic Developments and Outlook
8	Financial Highlights
9	Non-GAAP and Other Financial Measures
13	Foreign Exchange
13	Net Income
14	Revenue
16	Total Provision for Credit Losses
17	Impaired Loans
17	Non-Interest Expense
18	Provision for Income Taxes
18	Balance Sheet
19	Capital Management
22	Review of Operating Groups’ Performance
	23	Personal and Commercial Banking (P&C)
		23	Canadian Personal and Commercial Banking (Canadian P&C)
		25	U.S. Personal and Commercial Banking (U.S. P&C)
	27	BMO Wealth Management
	29	BMO Capital Markets
	30	Corporate Services
32	Summary Quarterly Earnings Trends
33	Transactions with Related Parties
33	Off-Balance Sheet Arrangements

34	Accounting Policies and Critical Accounting Estimates and Judgments
	34	Allowance for Credit Losses
34	Changes in Accounting Policies
35	Future Changes in Accounting Policies
35	Other Regulatory Developments
36	Risk Management
	36	Top and Emerging Risks That May Affect Future Results
	36	Real Estate Secured Lending
	37	International Exposures
	38	Market Risk
	39	Insurance Risk
	40	Liquidity and Funding Risk
	42	Credit Ratings
47	Glossary of Financial Terms
50	Interim Consolidated Financial Statements
	50	Consolidated Statement of Income
	51	Consolidated Statement of Comprehensive Income
	52	Consolidated Balance Sheet
	53	Consolidated Statement of Changes in Equity
	54	Consolidated Statement of Cash Flows
	55	Notes to Interim Consolidated Financial Statements
78	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2024, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2024, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Second Quarter Report 2024 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2024 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; plans for the combined operations of BMO and Bank of the West; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the anticipated benefits from acquisitions, including Bank of the West, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; cyber and cloud security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resiliency; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risks; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; technological innovation and competition; changes in monetary, fiscal or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2023 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Update on General Economic Conditions section in our Second Quarter 2024 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2023 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2024 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

6 BMO Financial Group Second Quarter Report 2024

Economic Developments and Outlook (1)

Canada’s real gross domestic product (GDP) growth is estimated to have strengthened to an annual rate of 2.3% in the first calendar quarter of 2024, from 1.0% in the fourth quarter of 2023, amid support from government spending. However, consumer and business spending likely remained weak due to elevated interest rates. The weakness in the housing market in the past two years has stabilized, supported by strong population growth and somewhat lower mortgage rates. Real GDP is expected to grow in 2024 at a modest rate of 1.2%, before strengthening to 2.0% in 2025, in response to an expected reduction in interest rates. Despite sturdy job growth, the unemployment rate has risen by one percentage point in the past year to 6.1% in April 2024, due to a rapidly expanding labour force. The jobless rate is expected to rise moderately to 6.6% in the current year, before falling below 6.0% in 2025. Diminished labour shortages, weakened consumer demand, and improved supply chains have relieved upward pressure on inflation, reducing the year-over-year rate of the consumer price index to 2.7% in April 2024. Inflation is expected to return to the central bank’s 2.0% target in 2025. The Bank of Canada is anticipated to begin easing its policy stance this summer, eventually lowering the current policy rate from 5.0% to 4.25% in December 2024, and to 3.0% by the middle of 2026. Industry-wide growth in residential mortgage balances decelerated to 3.3% in March 2024, but is projected to stabilize as housing market activity improves. Year-over-year growth in consumer credit balances (excluding mortgages) has been restrained by high interest rates and elevated household savings and will likely remain around 3% in 2024. Growth in non-financial corporate credit balances has decelerated sharply in response to higher interest rates, elevated cash balances and repayment of pandemic-era government loans, and is expected to slow to approximately 3% in 2024.

U.S. real GDP growth slowed to an annual rate of 1.6% in the first quarter of 2024, from 3.4% in the fourth quarter of 2023. Consumer spending and non-residential business investment moderated, while residential construction continued to expand. Economic growth is anticipated to remain moderate in the current year due to elevated interest rates, tighter lending conditions and the resumption of student loan payments. However, federal government incentives to expand production of electric vehicles, batteries and semi-conductors are expected to support the economy. In 2024, real GDP is expected to grow 2.4%, slightly less than in the previous year. The unemployment rate, at 3.9% in April, is moderately above the current cycle low point and is projected to rise to 4.2% later this year. Tight labour market conditions continue to exert some pressure on inflation, causing the year-over-year rate of the consumer price index to increase to 3.4% in April 2024, from 3.1% in January 2024. However, inflation is projected to resume a gradual downward trend as the unemployment rate increases modestly in the current year. The Federal Reserve is anticipated to begin lowering its policy rate in the fall of 2024, though elevated inflation will likely limit the total reduction to 50 basis points in the current year. Policy rates should continue to decline in 2025, alongside lower inflation. Growth in industry-wide residential mortgage balances has slowed considerably as a result of ongoing weakness in home sales, though will likely stabilize in the current year in response to anticipated lower mortgage rates. Despite increased credit card usage, year-over-year growth in overall consumer loan balances has decelerated and is projected to remain low due to more moderate growth in consumer spending. Non-financial corporate credit growth has slowed due to stricter lending conditions and will likely remain impacted by weakness in the office real estate market, before strengthening later this year in response to lower interest rates.

The economic outlook is subject to several risks that could lead to a more adverse outcome for the North American economy. These include inflation staying above target and either delaying policy rate reductions or causing a renewed increase in rates, an increase in tensions between the United States and China relating to trade protectionism and Taiwan, and an escalation of the conflicts in Ukraine and the Middle East. In addition, economic uncertainty could increase depending on the outcome of the November 2024 presidential and congressional elections.

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

BMO Financial Group Second Quarter Report 2024 7

Financial Highlights

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023

Summary Income Statement (1) (2)

Net interest income	4,515	4,721	4,814	9,236	8,835
Non-interest revenue	3,459	2,951	2,975	6,410	4,053
Revenue	7,974	7,672	7,789	15,646	12,888
Provision for credit losses on impaired loans	658	473	243	1,131	439
Provision for credit losses on performing loans	47	154	780	201	801
Total provision for credit losses (PCL)	705	627	1,023	1,332	1,240
Non-interest expense	4,844	5,389	5,501	10,233	9,883
Provision for income taxes	559	364	236	923	603
Net income	1,866	1,292	1,029	3,158	1,162
Net income available to common shareholders	1,719	1,250	899	2,969	994
Adjusted net income	2,033	1,893	2,186	3,926	4,344
Adjusted net income available to common shareholders	1,886	1,851	2,056	3,737	4,176

Common Share Data ($, except as noted) (1)

Basic earnings per share	2.36	1.73	1.27	4.09	1.42
Diluted earnings per share	2.36	1.73	1.26	4.08	1.42
Adjusted diluted earnings per share	2.59	2.56	2.89	5.14	5.94
Book value per share	97.67	96.88	95.36	97.67	95.36
Closing share price	122.97	126.64	122.13	122.97	122.13
Number of common shares outstanding (in millions)
End of period	729.3	725.5	713.0	729.3	713.0
Average basic	728.3	723.8	711.6	726.0	701.3
Average diluted	729.3	724.6	712.8	726.9	702.6
Market capitalization ($ billions)	89.7	91.9	87.1	89.7	87.1
Dividends declared per share	1.51	1.51	1.43	3.02	2.86
Dividend yield (%)	4.9	4.8	4.7	4.9	4.7
Dividend payout ratio (%)	64.0	87.4	113.0	73.9	201.7
Adjusted dividend payout ratio (%)	58.3	59.0	49.5	58.7	48.0

Financial Measures and Ratios (%) (1) (2)

Return on equity	9.9	7.2	5.5	8.5	3.0
Adjusted return on equity	10.9	10.6	12.6	10.7	12.8
Return on tangible common equity	14.0	10.3	8.3	12.1	4.0
Adjusted return on tangible common equity	14.6	14.3	17.3	14.5	15.5
Efficiency ratio	60.7	70.2	70.6	65.4	76.7
Adjusted efficiency ratio (3)	58.0	60.9	59.7	59.4	58.9
Operating leverage	14.3	27.50	(64.5)	17.9	(55.1)
Adjusted operating leverage (3)	3.0	(5.4)	(8.8)	(0.9)	(8.5)
Net interest margin on average earning assets	1.51	1.57	1.70	1.54	1.59
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.82	1.84	1.90	1.83	1.85
Effective tax rate	23.07	21.95	18.60	22.62	34.14
Adjusted effective tax rate	23.27	22.43	22.47	22.86	22.24
Total PCL-to-average net loans and acceptances	0.44	0.38	0.65	0.41	0.41
PCL on impaired loans-to-average net loans and acceptances	0.41	0.29	0.16	0.35	0.15

Balance Sheet and other information (as at, $ millions, except as noted)

Assets	1,374,053	1,324,762	1,318,400	1,374,053	1,318,400
Average earning assets	1,217,957	1,195,740	1,161,879	1,206,726	1,121,594
Gross loans and acceptances	664,658	652,932	649,522	664,658	649,522
Net loans and acceptances	660,644	649,176	646,172	660,644	646,172
Deposits	937,572	914,138	875,521	937,572	875,521
Common shareholders’ equity	71,225	70,292	67,990	71,225	67,990
Total risk weighted assets (4)	417,994	414,145	419,994	417,994	419,994
Assets under administration	725,921	724,527	792,536	725,921	792,536
Assets under management	385,936	360,325	338,172	385,936	338,172

Capital and Liquidity Measures (%) (4)

Common Equity Tier 1 Ratio	13.1	12.8	12.2	13.1	12.2
Tier 1 Capital Ratio	14.9	14.4	13.9	14.9	13.9
Total Capital Ratio	17.0	16.6	16.0	17.0	16.0
Leverage Ratio	4.3	4.2	4.2	4.3	4.2
TLAC Ratio	28.0	27.6	27.0	28.0	27.0
Liquidity Coverage Ratio (LCR)	128	129	129	128	129
Net Stable Funding Ratio (NSFR)	115	116	113	115	113

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.3763	1.3404	1.3538	1.3763	1.3538
Average Canadian/U.S. dollar	1.3625	1.3392	1.3564	1.3507	1.3494

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.

(3)

Prior to November 1, 2022, we presented adjusted revenue on a basis that was net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $10,126 million in Q2-2022 and $7,642 million in Q1-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(4)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

8 BMO Financial Group Second Quarter Report 2024

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Measures net of insurance claims, commissions and changes in policy benefit liabilities

For periods prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A. Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17, Insurance Contracts (IFRS 17).

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2024 9

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023

Reported Results

Net interest income	4,515	4,721	4,814	9,236	8,835
Non-interest revenue	3,459	2,951	2,975	6,410	4,053
Revenue	7,974	7,672	7,789	15,646	12,888
Provision for credit losses	(705)	(627)	(1,023)	(1,332)	(1,240)
Non-interest expense	(4,844)	(5,389)	(5,501)	(10,233)	(9,883)
Income before income taxes	2,425	1,656	1,265	4,081	1,765
Provision for income taxes	(559)	(364)	(236)	(923)	(603)
Net income	1,866	1,292	1,029	3,158	1,162
Diluted EPS ($)	2.36	1.73	1.26	4.08	1.42

Adjusting Items Impacting Revenue (Pre-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(2,011)
Legal provision (recorded in revenue) (2)	(14)	(14)	(7)	(28)	(13)
Impact of loan portfolio sale (3)	-	(164)	-	(164)	-
Impact of adjusting items on revenue (pre-tax)	(14)	(178)	(7)	(192)	(2,024)

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)

Initial provision for credit losses on purchased performing loans (pre-tax) (4)	-	-	(705)	-	(705)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (5)	(36)	(76)	(727)	(112)	(966)
Amortization of acquisition-related intangible assets (6)	(107)	(112)	(115)	(219)	(123)
Legal provision (including legal fees) (2)	(1)	(1)	-	(2)	(2)
FDIC special assessment (7)	(67)	(417)	-	(484)	-
Impact of adjusting items on non-interest expense (pre-tax)	(211)	(606)	(842)	(817)	(1,091)
Impact of adjusting items on reported net income (pre-tax)	(225)	(784)	(1,554)	(1,009)	(3,820)

Adjusting Items Impacting Revenue (After-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(1,461)
Legal provision (including related interest expense and legal fees) (2)	(11)	(10)	(6)	(21)	(11)
Impact of loan portfolio sale (3)	-	(136)	-	(136)	-
Impact of adjusting items on revenue (after-tax)	(11)	(146)	(6)	(157)	(1,472)

Adjusting Items Impacting Provision for Credit Losses (After-tax)

Initial provision for credit losses on purchased performing loans (after-tax) (4)	-	-	(517)	-	(517)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (5)	(26)	(57)	(549)	(83)	(730)
Amortization of acquisition-related intangible assets (6)	(79)	(84)	(85)	(163)	(91)
Legal provision (including related interest expense and legal fees) (2)	(1)	(1)	-	(2)	(1)
FDIC special assessment (7)	(50)	(313)	-	(363)	-
Impact of adjusting items on non-interest expense (after-tax)	(156)	(455)	(634)	(611)	(822)

Adjusting Items Impacting Provision for Income Taxes (After-tax)

Impact of Canadian tax measures (8)	-	-	-	-	(371)
Impact of adjusting items on reported net income (after-tax)	(167)	(601)	(1,157)	(768)	(3,182)
Impact on diluted EPS ($)	(0.23)	(0.83)	(1.63)	(1.06)	(4.52)

Adjusted Results

Net interest income	4,529	4,735	4,821	9,264	9,231
Non-interest revenue	3,459	3,115	2,975	6,574	5,681
Revenue	7,988	7,850	7,796	15,838	14,912
Provision for credit losses	(705)	(627)	(318)	(1,332)	(535)
Non-interest expense	(4,633)	(4,783)	(4,659)	(9,416)	(8,792)
Income before income taxes	2,650	2,440	2,819	5,090	5,585
Provision for income taxes	(617)	(547)	(633)	(1,164)	(1,241)
Net income	2,033	1,893	2,186	3,926	4,344
Diluted EPS ($)	2.59	2.56	2.89	5.14	5.94

(1)

Reported net income in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income, in Corporate Services.

(2)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q2-2024 included $12 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q1-2024 included $11 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q2-2023 included $6 million ($7 million pre-tax) of interest expense; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and a non-interest expense of $2 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(3)

Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization of $136 million ($164 million pre-tax), recorded in Corporate Services.

(4)

Reported net income in Q2-2023 included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(5)

Reported net income included acquisition and integration costs, recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q2-2024 included $22 million ($30 million pre-tax); Q1-2024 included $46 million ($61 million pre-tax); Q2-2023 included $545 million ($722 million pre-tax); Q1-2023 included $178 million ($235 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q2-2024 included $2 million ($3 million pre-tax); Q1-2024 included $10 million ($14 million pre-tax); Q2-2023 included $2 million ($2 million pre-tax); and Q1-2023 included $3 million ($4 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in Canadian P&C: Q2-2024 included $2 million ($3 million pre-tax); Q1-2024 included $1 million ($1 million pre-tax); Q2-2023 included $2 million ($3 million pre-tax).

(6)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q2-2024 included $79 million ($107 million pre-tax); Q1-2024 included $84 million ($112 million pre-tax); Q2-2023 included $85 million ($115 million pre-tax); and Q1-2023 included $6 million ($8 million pre-tax).

(7)

Reported net income included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $50 million ($67 million pre-tax) in Q2-2024 and $313 million ($417 million pre-tax) in Q1-2024, recorded in non-interest expense in Corporate Services.

(8)	Reported net income in Q1-2023 included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, recorded in Corporate Services.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

10 BMO Financial Group Second Quarter Report 2024

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q2-2024

Reported net income (loss)	872	543	1,415	320	459	(328)	1,866	559
Acquisition and integration costs	2	-	2	-	2	22	26	17
Amortization of acquisition-related intangible assets	3	69	72	2	5	-	79	54
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of FDIC special assessment	-	-	-	-	-	50	50	37
Adjusted net income (loss) (2)	877	612	1,489	322	466	(244)	2,033	676

Q1-2024

Reported net income (loss)	921	560	1,481	240	393	(822)	1,292	184
Acquisition and integration costs	1	-	1	-	10	46	57	39
Amortization of acquisition-related intangible assets	3	75	78	1	5	-	84	59
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	11	11	8
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	313	313	231
Adjusted net income (loss) (2)	925	635	1,560	241	408	(316)	1,893	623

Q2-2023

Reported net income (loss)	819	731	1,550	240	370	(1,131)	1,029	(119)
Acquisition and integration costs	2	-	2	-	2	545	549	400
Amortization of acquisition-related intangible assets	1	77	78	1	6	-	85	61
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	6	6	4
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss) (2)	822	808	1,630	241	378	(63)	2,186	725

YTD-2024

Reported net income (loss)	1,793	1,103	2,896	560	852	(1,150)	3,158	743
Acquisition and integration costs	3	-	3	-	12	68	83	56
Amortization of acquisition-related intangible assets	6	144	150	3	10	-	163	113
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	23	23	17
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	363	363	268
Adjusted net income (loss) (2)	1,802	1,247	3,049	563	874	(560)	3,926	1,299

YTD-2023

Reported net income	1,770	1,396	3,166	399	858	(3,261)	1,162	(692)
Acquisition and integration costs	2	-	2	-	5	723	730	532
Amortization of acquisition-related intangible assets	1	78	79	2	10	-	91	65
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss) (2)	1,773	1,474	3,247	401	873	(177)	4,344	1,386

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Reported net income	1,866	1,292	1,029	3,158	1,162
Net income attributable to non-controlling interest in subsidiaries	4	2	3	6	3
Net income attributable to bank shareholders	1,862	1,290	1,026	3,152	1,159
Dividends on preferred shares and distributions on other equity instruments	143	40	127	183	165
Net income available to common shareholders (A)	1,719	1,250	899	2,969	994
After-tax amortization of acquisition-related intangible assets	79	84	85	163	91
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,798	1,334	984	3,132	1,085
After-tax impact of other adjusting items (1)	88	517	1,072	605	3,091
Adjusted net income available to common shareholders (C)	1,886	1,851	2,056	3,737	4,176
Average common shareholders’ equity (D)	70,551	69,391	66,685	69,965	65,820
Goodwill	(16,431)	(16,158)	(16,203)	(16,293)	(10,653)
Acquisition-related intangible assets	(2,694)	(2,745)	(2,824)	(2,720)	(1,447)
Net of related deferred tax liabilities	978	1,007	1,054	992	653
Average tangible common equity (E)	52,404	51,494	48,712	51,944	54,373
Return on equity (%) (= A/D) (2)	9.9	7.2	5.5	8.5	3.0
Adjusted return on equity (%) (= C/D) (2)	10.9	10.6	12.6	10.7	12.8
Return on tangible common equity (%) (= B/E) (2)	14.0	10.3	8.3	12.1	4.0
Adjusted return on tangible common equity (%) (= C/E) (2)	14.6	14.3	17.3	14.5	15.5

(1)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

BMO Financial Group Second Quarter Report 2024 11

Return on Equity by Operating Segment (1)

	Q2-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	861	526	1,387	318	450	(436)	1,719	554
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.3	6.5	11.6	27.2	14.1	na	9.9	7.1

Adjusted (3)

Net income available to common shareholders	866	595	1,461	320	457	(352)	1,886	671
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.4	7.3	12.2	27.4	14.3	na	10.9	8.6

	Q1-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	911	547	1,458	238	384	(830)	1,250	175
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	22.8	6.5	11.8	20.3	11.6	na	7.2	2.2

Adjusted (3)

Net income available to common shareholders	915	622	1,537	239	399	(324)	1,851	614
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	23.0	7.4	12.4	20.4	12.0	na	10.6	7.6

	Q2-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	809	719	1,528	238	362	(1,229)	899	(128)
Total average common equity	13,486	32,689	46,175	4,747	11,490	4,273	66,685	30,896
Return on equity (%)	24.6	9.0	13.6	20.6	13.0	na	5.5	(1.7)

Adjusted (3)

Net income available to common shareholders	812	796	1,608	239	370	(161)	2,056	716
Total average common equity	13,486	32,689	46,175	4,747	11,490	4,273	66,685	30,896
Return on equity (%)	24.7	10.0	14.3	20.7	13.2	na	12.6	9.5

	YTD-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	1,772	1,073	2,845	556	834	(1,266)	2,969	728
Total average common equity	15,799	33,163	48,962	4,707	13,106	3,190	69,965	31,804
Return on equity (%)	22.6	6.5	11.7	23.7	12.8	na	8.5	4.6

Adjusted (3)

Net income available to common shareholders	1,781	1,217	2,998	559	856	(676)	3,737	1,284
Total average common equity	15,799	33,163	48,962	4,707	13,106	3,190	69,965	31,804
Return on equity (%)	22.7	7.4	12.3	23.9	13.1	na	10.7	8.1

	YTD-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	1,751	1,376	3,127	395	841	(3,369)	994	(707)
Total average common equity	12,773	23,155	35,928	4,370	11,796	13,726	65,820	23,790
Return on equity (%)	27.6	12.0	17.6	18.2	14.4	na	3.0	(6.0)

Adjusted (3)

Net income available to common shareholders	1,754	1,454	3,208	397	856	(285)	4,176	1,371
Total average common equity	12,773	23,155	35,928	4,370	11,796	13,726	65,820	23,790
Return on equity (%)	27.7	12.7	18.0	18.3	14.6	na	12.8	11.6

(1)	Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section.
(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 na – not applicable

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk weighted assets, compared with 11.0% in 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

12 BMO Financial Group Second Quarter Report 2024

Foreign Exchange

	Q2-2024		YTD-2024
(Canadian $ in millions, except as noted)	vs. Q2-2023	vs. Q1-2024	vs. YTD-2023
Canadian/U.S. dollar exchange rate (average)
Current period	1.3625	1.3625	1.3507
Prior period	1.3564	1.3392	1.3494

Effects on U.S. segment reported results

Increased (Decreased) net interest income	12	39	4
Increased (Decreased) non-interest revenue	4	20	-
Increased (Decreased) total revenue	16	59	4
Decreased (Increased) provision for credit losses	(4)	(5)	(1)
Decreased (Increased) non-interest expense	(14)	(49)	(5)
Decreased (Increased) provision for income taxes	1	(1)	1
Increased (Decreased) net income	(1)	4	(1)
Impact on earnings per share ($)	-	0.01	-

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	12	39	4
Increased (Decreased) non-interest revenue	4	23	2
Increased (Decreased) total revenue	16	62	6
Decreased (Increased) provision for credit losses	-	(5)	-
Decreased (Increased) non-interest expense	(10)	(38)	(4)
Decreased (Increased) provision for income taxes	(2)	(4)	-
Increased (Decreased) net income	4	15	2
Impact on earnings per share ($)	0.01	0.02	-

 Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased in the second quarter of 2024, relative to the first quarter of 2024 and the second quarter of 2023, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2024 and 2023. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q2 2024 vs. Q2 2023

Reported net income was $1,866 million, an increase of $837 million from the prior year, and adjusted net income was $2,033 million, a decrease of $153 million or 7%. Reported earnings per share (EPS) was $2.36, an increase of $1.10, and adjusted EPS was $2.59, a decrease of $0.30.

Adjusted results in the current quarter and the prior year excluded the following items:

•	Impact of an incremental U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $50 million ($67 million pre-tax) in the current quarter.

•	Acquisition and integration costs of $26 million ($36 million pre-tax) in the current quarter and $549 million ($727 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $79 million ($107 million pre-tax) in the current quarter and $85 million ($115 million pre-tax) in the prior year.

•	Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $12 million ($15 million pre-tax) in the current quarter and $6 million ($7 million pre-tax) in the prior year.

•	Initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio in the prior year.

The increase in reported net income reflected the items noted above and was primarily driven by lower acquisition and integration costs and the initial provision for credit losses related to the acquisition of Bank of the West the prior year. The decrease in adjusted net income reflected higher revenue and lower expenses, which were more than offset by a higher provision for credit losses. Net income increased in BMO Capital Markets, BMO Wealth Management and Canadian P&C, and decreased in U.S. P&C. Corporate Services net loss decreased on a reported basis and increased on an adjusted basis.

BMO Financial Group Second Quarter Report 2024 13

Q2 2024 vs. Q1 2024

Reported net income increased $574 million or 44% from the prior quarter, and adjusted net income increased $140 million or 7%. Reported EPS increased $0.63 from the prior quarter, and adjusted EPS increased $0.03, as higher adjusted net income was largely offset by higher dividends on preferred shares and distributions on other equity instruments.

Adjusted results in the current quarter excluded the items noted above and adjusted results in the prior quarter excluded the following items:

•	Impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $313 million ($417 million pre-tax).

•	A net accounting loss of $136 million ($164 million pre-tax) on the sale of a $9.6 billion (US$7.2 billion) portfolio of recreational vehicle loans related to balance sheet optimization.

•	Acquisition and integration costs of $57 million ($76 million pre-tax).

•	Amortization of acquisition-related intangible assets of $84 million ($112 million pre-tax).

•	Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $11 million ($15 million pre-tax).

The increase in reported net income reflected a lower impact of the FDIC special assessment in the current quarter, the loss on the sale of the loan portfolio noted above, and lower acquisition and integration costs. The increase in adjusted net income primarily reflected higher revenue and lower expenses, partially offset by a higher provision for credit losses. Net income increased in BMO Wealth Management and BMO Capital Markets, and decreased in our P&C businesses. Corporate Services recorded a lower net loss on both a reported and an adjusted basis, compared with the prior quarter.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported net income was $3,158 million, an increase of $1,996 million from the prior year, and adjusted net income was $3,926 million, a decrease of $418 million or 10%. Reported EPS was $4.08, an increase of $2.66 from the prior year, and adjusted EPS was $5.14, a decrease of $0.80.

Reported results increased, primarily due to the impact of fair value management actions related to the acquisition of Bank of the West, the initial provision for credit losses on purchased performing loans, the impact of certain tax measures enacted by the Canadian government in the prior year, and lower acquisition and integration-related costs compared with the prior year, partially offset by the impact of the FDIC special assessment, the loss on the sale of the loan portfolio noted above and higher amortization of acquisition-related intangible assets in the current year. Adjusted results decreased, as higher revenue was more than offset by higher expenses and a higher provision for credit losses. Net income increased in BMO Wealth Management and Canadian P&C, and decreased in U.S. P&C, while BMO Capital Markets was relatively unchanged from the prior year. Corporate Services net loss decreased on a reported basis and increased on an adjusted basis.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Effective the first quarter of 2024, the bank adopted IFRS 17 and retrospectively applied it to fiscal 2023 results. Insurance results are now presented in non-interest revenue under Insurance Service Results and Insurance Investment Results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income. Fiscal 2023 results may not be fully representative of our future earnings profile, as we were not managing our insurance portfolio under the new standard. For additional information, refer to Note 1 of the unaudited interim consolidated financial statements.

Q2 2024 vs. Q2 2023

Reported revenue was $7,974 million, an increase of $185 million, and adjusted revenue was $7,988 million, an increase of $192 million, both increasing 2% from the prior year. The increase in both reported and adjusted revenue reflected higher non-interest revenue, partially offset by lower net interest income.

Reported net interest income was $4,515 million, a decrease of $299 million or 6% from the prior year, and adjusted net interest income was $4,529 million, a decrease of $292 million or 6%, primarily due to lower trading-related net interest income. Net interest income increased in Canadian P&C, due to good volume growth and higher margins, and decreased in U.S. P&C and BMO Wealth Management, driven by lower margins, and in Corporate Services, reflecting lower net accretion of fair value marks. Trading-related net interest income was $14 million, a decrease of $228 million from the prior year, which was offset in trading non-interest revenue.

BMO’s overall reported net interest margin of 1.51% decreased 19 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets was 1.82%, a decrease of 8 basis points, primarily due to lower net interest income in Corporate Services and lower margins in U.S. P&C and BMO Wealth Management, partially offset by higher margins in Canadian P&C and BMO Capital Markets. The impact of higher interest rates on deposit pricing and deposit mix was partially offset by the reinvestment of earning assets at higher yields.

Reported and adjusted non-interest revenue was $3,459 million, an increase of $484 million or 16% from the prior year, with increases across most categories. The increase was driven by higher trading revenue, underwriting and advisory fee revenue, the inclusion of the AIR MILES Reward Program

14 BMO Financial Group Second Quarter Report 2024

(AIR MILES), higher insurance investment results from changes in portfolio positioning during the transition to IFRS 17, and higher securities gains, other than trading.

Q2 2024 vs. Q1 2024

Reported revenue increased $302 million or 4% from the prior quarter, and adjusted revenue increased $138 million or 2%. The increase in reported revenue included the loss on the sale of a loan portfolio in the prior quarter noted above. The increase in reported and adjusted revenue reflected higher non-interest revenue, partially offset by lower net interest income.

Reported net interest income decreased $206 million or 4% from the prior quarter, driven by lower trading-related net interest income and two fewer days in the current quarter. Trading-related net interest income decreased $114 million from the prior quarter, which was offset in trading non-interest revenue.

BMO’s overall reported net interest margin decreased 6 basis points from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets, decreased 2 basis points, primarily due to lower margins in U.S. P&C and lower net interest income in Corporate Services, partially offset by higher margins in Canadian P&C.

Reported non-interest revenue increased $508 million or 17% from the prior quarter, and adjusted non-interest revenue increased $344 million or 11%. The increase in reported results included the loss on the sale of a loan portfolio in the prior quarter. Both reported and adjusted non-interest revenue increased across most categories, primarily driven by higher trading revenue and securities gains, other than trading.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported revenue was $15,646 million, an increase of $2,758 million or 21% from the prior year. Adjusted revenue was $15,838 million, an increase of $926 million or 6%. The increase in reported revenue included the impact of fair value management actions related to the acquisition of Bank of the West in the prior year. The increase in adjusted revenue was driven by an additional quarter of Bank of the West results and strong growth in Canadian P&C, partially offset by lower revenue in Corporate Services.

Reported net interest income was $9,236 million, an increase of $401 million or 5% from the prior year. Adjusted net interest income was $9,264 million, relatively unchanged from the prior year, as increases in our P&C businesses were offset by lower trading-related net interest income and a decrease in Corporate Services. Trading-related net interest income was $142 million, a decrease of $385 million from the prior year, and was largely offset in trading non-interest revenue.

BMO’s overall reported net interest margin of 1.54% decreased 5 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets was 1.83%, a decrease of 2 basis points, primarily due to lower net interest income and higher low-yielding assets in Corporate Services, partially offset by higher margins in Canadian P&C and BMO Capital Markets.

Reported non-interest revenue was $6,410 million, an increase of $2,357 million or 58%, due to the impact of the fair value management actions in the prior year. Adjusted non-interest revenue was $6,574 million, an increase of $893 million or 16%, with increases across most categories, and was primarily driven by higher trading revenue, underwriting and advisory fee revenue, insurance investment results from changes in portfolio positioning during the transition to IFRS 17, and the inclusion of AIR MILES.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	Q2-2024	Q1-2024	Q2-2023	Q2-2024	Q1-2024	Q2-2023
Canadian P&C	2,154	2,141	1,927	312,587	307,757	293,293	280	277	269
U.S. P&C	1,994	2,058	2,103	215,637	212,354	216,105	376	386	399
Personal and Commercial Banking (P&C)	4,148	4,199	4,030	528,224	520,111	509,398	319	321	324
All other operating groups and Corporate Services (3)	367	522	784	689,733	675,629	652,481	na	na	na
Total reported	4,515	4,721	4,814	1,217,957	1,195,740	1,161,879	151	157	170
Total adjusted	4,529	4,735	4,821	1,217,957	1,195,740	1,161,879	151	158	170
Trading net interest income, trading and insurance assets	14	128	242	206,593	199,919	172,802	na	na	na
Total reported, excluding trading and insurance	4,501	4,593	4,572	1,011,364	995,821	989,077	181	183	190
Total adjusted, excluding trading and insurance	4,515	4,607	4,579	1,011,364	995,821	989,077	182	184	190
U.S. P&C (US$ in millions)	1,463	1,537	1,550	158,258	158,570	159,319	376	386	399

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	YTD-2024		YTD-2023	YTD-2024		YTD-2023	YTD-2024		YTD-2023
Canadian P&C	4,295		3,886	310,145		291,397	278		269
U.S. P&C	4,052		3,535	213,978		178,975	381		398
Personal and Commercial Banking (P&C)	8,347		7,421	524,123		470,372	320		318
All other operating groups and Corporate Services (4)	889		1,414	682,603		651,222	na		na
Total reported	9,236		8,835	1,206,726		1,121,594	154		159
Total adjusted	9,264		9,231	1,206,726		1,121,594	154		166
Trading net interest income, trading and insurance assets	142		527	203,220		174,905	na		na
Total reported, excluding trading and insurance	9,094		8,308	1,003,506		946,689	182		177
Total adjusted, excluding trading and insurance	9,122		8,704	1,003,506		946,689	183		185
U.S. P&C (US$ in millions)	3,000		2,617	158,416		132,494	381		398

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.

BMO Financial Group Second Quarter Report 2024 15

(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

 na – not applicable

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total Provision for Credit Losses

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q2-2024

Provision for credit losses on impaired loans	295	288	583	6	61	8	658
Provision for (recovery of) credit losses on performing loans	103	(7)	96	(13)	(9)	(27)	47
Total provision for (recovery of) credit losses	398	281	679	(7)	52	(19)	705
Total PCL-to-average net loans and acceptances (%) (1)	0.51	0.57	0.53	(0.07)	0.25	nm	0.44
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.38	0.57	0.46	0.06	0.29	nm	0.41

Q1-2024

Provision for credit losses on impaired loans	238	183	421	3	11	38	473
Provision for (recovery of) credit losses on performing loans	57	107	164	10	(33)	13	154
Total provision for (recovery of) credit losses	295	290	585	13	(22)	51	627
Total PCL-to-average net loans and acceptances (%) (1)	0.37	0.57	0.45	0.12	(0.10)	nm	0.38
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.30	0.36	0.32	0.02	0.06	nm	0.29

Q2-2023

Provision for credit losses on impaired loans	160	62	222	1	-	20	243
Provision for credit losses on performing loans	81	9	90	3	17	670	780
Total provision for credit losses	241	71	312	4	17	690	1,023
Initial provision for credit losses on purchased performing loans (2)	-	-	-	-	-	(705)	(705)
Adjusted total provision for (recovery of) credit losses (3)	241	71	312	4	17	(15)	318
Total PCL-to-average net loans and acceptances (%) (1)	0.33	0.14	0.25	0.05	0.09	nm	0.65
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.22	0.12	0.18	0.02	0.01	nm	0.16

YTD-2024

Provision for credit losses on impaired loans	533	471	1,004	9	72	46	1,131
Provision for (recovery of) credit losses on performing loans	160	100	260	(3)	(42)	(14)	201
Total provision for credit losses	693	571	1,264	6	30	32	1,332
Total PCL-to-average net loans and acceptances (%) (1)	0.44	0.57	0.49	0.03	0.07	nm	0.41
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.34	0.47	0.39	0.04	0.17	nm	0.35

YTD-2023

Provision for (recovery of) credit losses on impaired loans	295	104	399	2	(3)	41	439
Provision for credit losses on performing loans	90	22	112	8	10	671	801
Total provision for credit losses	385	126	511	10	7	712	1,240
Initial provision for credit losses on purchased performing loans (2)	-	-	-	-	-	(705)	(705)
Adjusted total provision for credit losses (3)	385	126	511	10	7	7	535
Total PCL-to-average net loans and acceptances (%) (1)	0.26	0.15	0.22	0.05	0.02	nm	0.41
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.20	0.12	0.17	0.01	(0.01)	nm	0.15

(1)	PCL ratios are presented on an annualized basis.
(2)	Reported net income included a $705 million of provision for credit losses on performing loans related to the purchased Bank of the West performing loan portfolio.
(3)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

 nm – not meaningful

Q2 2024 vs. Q2 2023

Total provision for credit losses was $705 million, compared with a reported provision of $1,023 million and an adjusted provision of $318 million in the prior year. Adjusted provision for credit losses in the prior year excluded the initial provision on the purchased Bank of the West performing loan portfolio of $705 million. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 44 basis points, compared with 65 basis points on a reported basis and 20 basis points on an adjusted basis. The provision for credit losses on impaired loans was $658 million, an increase of $415 million due to higher provisions across operating segments, reflecting the impact of a higher interest rate environment. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 41 basis points, compared with 16 basis points. There was a $47 million provision for credit losses on performing loans, compared with a provision of $780 million on a reported basis and $75 million on an adjusted basis in the prior year. The $47 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration and uncertainty in credit conditions, partially offset by an improvement in the macro-economic outlook, including the adoption of a fourth economic scenario.

Q2 2024 vs. Q1 2024

Total provision for credit losses increased $78 million from the prior quarter. The provision for credit losses on impaired loans increased $185 million due to higher provisions across operating segments. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 41 basis points, compared with 29 basis points. There was a $47 million provision for credit losses on performing loans, compared with a provision of $154 million in the prior quarter.

16 BMO Financial Group Second Quarter Report 2024

Q2 YTD 2024 vs. Q2 YTD 2023

Total provision for credit losses was $1,332 million, compared with a reported provision of $1,240 million and an adjusted provision of $535 million in the prior year. Adjusted provision for credit losses in the prior year excluded the initial provision on the purchased Bank of the West performing loan portfolio noted above. The total provision for credit losses ratio was 41 basis points, compared with 41 basis points on a reported basis and 18 basis points on an adjusted basis. The provision for credit losses on impaired loans was $1,131 million, an increase of $692 million due to higher provisions across operating segments. The provision for credit losses on impaired loans ratio was 35 basis points, compared with 15 basis points. There was a $201 million provision for credit losses on performing loans, compared with a reported provision of $801 million and an adjusted provision of $96 million in the prior year.

Impaired Loans

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
GIL, beginning of period	4,259	3,960	2,027	3,960	1,991
Classified as impaired during the period	1,988	1,366	843	3,354	1,364
Purchased credit impaired during the period	-	-	415	-	415
Transferred to not impaired during the period	(263)	(264)	(101)	(527)	(241)
Net repayments	(409)	(322)	(397)	(731)	(582)
Amounts written-off	(381)	(381)	(151)	(762)	(292)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	(21)	-	(21)	-
Foreign exchange and other movements	66	(79)	22	(13)	3
GIL, end of period	5,260	4,259	2,658	5,260	2,658
GIL to gross loans and acceptances (%)	0.79	0.65	0.41	0.79	0.41

Total gross impaired loans and acceptances (GIL) were $5,260 million, an increase from $4,259 million in the prior quarter. The increase in impaired loans was primarily in business and government lending, with the largest increases in the service, commercial real estate and wholesale industries. GIL as a percentage of gross loans and acceptances increased to 0.79% from 0.65% in the prior quarter.

Loans classified as impaired during the quarter were $1,988 million, an increase from $1,366 million in the prior quarter, reflecting higher impaired loan formations, primarily in the service, wholesale and commercial real estate industries.

Factors contributing to the change in GIL are outlined in the table above.

Non-Interest Expense

Q2 2024 vs. Q2 2023

Reported non-interest expense was $4,844 million, a decrease of $657 million or 12% from the prior year, and adjusted non-interest expense was $4,633 million, a decrease of $26 million or 1%.

Reported results reflected lower acquisition and integration costs, partially offset by the impact of an incremental U.S. Federal Deposit Insurance (FDIC) special assessment. Reported and adjusted non-interest expense decreased, primarily due to our continued focus on operational efficiencies, including realized cost synergies related to Bank of the West, partially offset by higher employee-related costs.

Reported efficiency ratio was 60.7%, compared with 70.6% in the prior year, and adjusted efficiency ratio was 58.0%, compared with 59.7%. Reported operating leverage was positive 14.3% and adjusted operating leverage was positive 3.0%.

Q2 2024 vs. Q1 2024

Reported non-interest expense decreased $545 million or 10% from the prior quarter, and adjusted non-interest expense decreased $150 million or 3%.

The decrease in reported results primarily reflected a lower FDIC special assessment charge. Reported and adjusted non-interest expense decreased due to lower employee-related costs, reflecting the impact of stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported non-interest expense was $10,233 million, an increase of $350 million or 4% from the prior year, and adjusted non-interest expense was $9,416 million, an increase of $624 million or 7%.

Reported results included the impact of lower acquisition and integration costs, partially offset by the FDIC special assessment charge and higher amortization of intangibles. Adjusted non-interest expense increased due to the impact of an additional quarter of Bank of the West results, net of realized cost synergies, and the inclusion of AIR MILES, partially offset by operational efficiencies and the impact of the consolidation of certain U.S. retirement benefit plans.

The reported efficiency ratio was 65.4%, compared with 76.7% in the prior year, and the adjusted efficiency ratio was 59.4%, compared with 58.9%.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Second Quarter Report 2024 17

Provision for Income Taxes

The reported provision for income taxes was $559 million, an increase of $323 million from the second quarter of 2023, and an increase of $195 million from the first quarter of 2024. The reported effective tax rate for the current quarter was 23.1%, compared with 18.6% in the second quarter of 2023 and 22.0% in the first quarter of 2024. The adjusted provision for income taxes was $617 million, a decrease of $16 million from the second quarter of 2023 and an increase of $70 million from the first quarter of 2024. The adjusted effective tax rate was 23.3% in the current quarter, compared with 22.5% in the second quarter of 2023 and 22.4% in the first quarter of 2024.

The change in the reported effective tax rate in the current quarter, relative to the second quarter of 2023 and the first quarter of 2024, was primarily due to earnings mix, including the impact of higher income in the current quarter. The change in the adjusted effective tax rate in the current quarter, relative to the second quarter of 2023, was primarily due to earnings mix, including the impact of the elimination of the deduction for certain Canadian dividends due to proposed legislation, starting January 1, 2024. The change in the adjusted effective tax rate in the current quarter, relative to the prior quarter, was primarily due to earnings mix, including the impact of higher income in the current quarter.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Balance Sheet (1)

(Canadian $ in millions)	As at April 30, 2024	As at October 31, 2023

Assets

Cash and cash equivalents and interest bearing deposits with banks	84,216	82,043
Securities	368,951	321,545
Securities borrowed or purchased under resale agreements	117,788	115,662
Net loans and acceptances	660,644	664,776
Derivative instruments	37,816	39,976
Other assets	104,638	123,004
Total assets	1,374,053	1,347,006

Liabilities and Equity

Deposits	937,572	910,879
Derivative instruments	48,489	50,193
Securities lent or sold under repurchase agreements	120,693	106,108
Other liabilities	179,492	195,475
Subordinated debt	8,237	8,228
Equity	79,539	76,095
Non-controlling interest in subsidiaries	31	28
Total liabilities and equity	1,374,053	1,347,006

(1)

Effective the first quarter of 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies section.

Total assets were $1,374.1 billion as at April 30, 2024, an increase of $27.0 billion from October 31, 2023. The impact of the weaker U.S. dollar decreased assets by $5.2 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks increased $2.2 billion, primarily due to higher balances held with central banks, driven by customer deposit growth in excess of loan growth, partially offset by lower wholesale funding balances in Corporate Services.

Securities increased $47.4 billion, primarily due to higher levels of client activity in BMO Capital Markets, higher balances in U.S. P&C, driven by the sale of a portfolio of recreational vehicle loans and the related purchase of senior securities for purposes of balance sheet optimization, and higher balances in Corporate Services.

Securities borrowed or purchased under resale agreements increased $2.1 billion due to higher levels of client activity in BMO Capital Markets.

Net loans and acceptances decreased $4.1 billion. Business and government loans and acceptances increased $3.8 billion, with growth across all operating groups, partially offset by the impact of the weaker U.S. dollar. Consumer instalment and other personal loans decreased $11.7 billion, driven by lower balances in U.S. P&C, primarily due to the sale of the loan portfolio noted above, and lower balances in Corporate Services reflecting the exit and wind-down of our Canadian and U.S. indirect retail auto financing business. Residential mortgages increased $3.2 billion, driven by growth in our P&C businesses. Credit card balances increased $0.8 billion due to growth in Canadian P&C.

Derivative financial assets decreased $2.2 billion, driven by a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of interest rate and foreign exchange contracts, partially offset by an increase in the fair value of equity contracts.

Other assets decreased $18.4 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions.

Liabilities increased $23.6 billion from October 31, 2023. The impact of the weaker U.S. dollar decreased liabilities by $4.8 billion, excluding the impact on derivative financial liabilities.

Deposits increased $26.7 billion. Customer deposits increased $22.1 billion, reflecting growth across all operating groups, partially offset by the impact of the weaker U.S. dollar. Other deposits increased $4.6 billion, driven by higher balances to fund Global Markets client activity, partially offset by lower wholesale funding in Corporate Services and the impact of the weaker U.S. dollar.

Derivative financial liabilities decreased $1.7 billion, due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of interest rate and foreign exchange contracts, partially offset by an increase in the fair value of equity contracts.

Securities lent or sold under repurchase agreements increased $14.6 billion due to higher levels of client activity in BMO Capital Markets.

18 BMO Financial Group Second Quarter Report 2024

Other liabilities decreased $16.0 billion, driven by changes in the balance of unsettled securities transactions in BMO Capital Markets, lower Federal Home Loan Bank borrowings and lower acceptances, reflecting the transition of bankers’ acceptances balances to loans as a result of the cessation of the Canadian Dollar Offered Rate (CDOR), partially offset by higher securitization liabilities in BMO Capital Markets.

Subordinated debt was relatively unchanged from October 31, 2023.

Equity increased $3.4 billion from October 31, 2023. Common shares increased $1.0 billion, as a result of shares issued under the dividend reinvestment and share purchase plan. Accumulated other comprehensive income increased $0.3 billion, primarily due to a decline in the accumulative other comprehensive loss on cash flow hedges, partially offset by losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings increased $0.8 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Preferred shares and other equity instruments increased $1.4 billion (US$1.0 billion), due to the issuance of Limited Recourse Capital Notes, Series 4 in the quarter.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

Second Quarter 2024 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.1% as at April 30, 2024, an increase from 12.8% at the end of the first quarter of 2024, driven by internal capital generation, common shares issued under the dividend reinvestment and share purchase plan (DRIP) and lower source currency risk-weighted assets (RWA).

CET1 Capital was $54.7 billion as at April 30, 2024, an increase from $52.9 billion as at January 31, 2024, due to the impact of foreign exchange movements, internal capital generation and common shares issued under the DRIP.

RWA were $418.0 billion as at April 30, 2024, an increase from $414.1 billion as at January 31, 2024. RWA increased primarily due to the impact of foreign exchange movements, an increase in asset size and changes in asset quality, partially offset by the impact of methodology updates and lower market risk RWA.

In calculating regulatory capital ratios, there is a requirement to increase total RWA when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at April 30, 2024, unchanged from January 31, 2024.

The bank’s Tier 1 and Total Capital Ratios were 14.9% and 17.0%, respectively, as at April 30, 2024, compared with 14.4% and 16.6%, respectively, as at January 31, 2024, primarily due to the same factors impacting the CET1 Ratio, as well as the issuance of US$1.0 billion Limited Recourse Capital Notes, Series 4, partially offset by the announced preferred share redemptions.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We managed the impact of foreign exchange movements on our capital ratios.

Our Leverage Ratio was 4.3% as at April 30, 2024, an increase from 4.2% at the end of the first quarter of 2024, driven by higher Tier 1 Capital, partially offset by higher leverage exposures.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 28.0% and 8.0%, respectively, as at April 30, 2024, compared with 27.6% and 8.1%, respectively, as at January 31, 2024.

Regulatory Capital Developments

The Domestic Stability Buffer (DSB), applicable to domestic systemically important banks (D-SIBs), increased from 3.0% to 3.5%, effective November 1, 2023, as announced by OSFI in June 2023. On December 8, 2023, OSFI announced the DSB would remain unchanged.

The revised Capital Adequacy Requirements (CAR) Guideline, published by OSFI in October 2023, was effective in the first quarter of fiscal 2024, and includes heightened regulatory capital requirements for mortgages with growing balances where payments are insufficient to cover the interest component.

The domestic implementation of the Basel III Reforms related to market risk and credit valuation adjustment risk, along with an increase in the capital floor adjustment factor from 65.0% to 67.5%, was effective in the first quarter of fiscal 2024.

The Parental Stand-Alone (Solo) TLAC Framework for D-SIBs, published by OSFI on September 12, 2023, was effective in the first quarter of fiscal 2024. We exceed the minimum requirement of 21.5%.

Effective the first quarter of 2024, the bank adopted IFRS 17. Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, recorded in insurance-related assets. These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies section for further details.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a more detailed discussion of regulatory developments.

BMO Financial Group Second Quarter Report 2024 19

Regulatory Capital, Leverage and TLAC

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at April 30, 2024
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	13.1%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	14.9%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	17.0%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	28.0%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.3%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.0%

(1)

The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

 na – not applicable

Regulatory Capital and TLAC Position

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q4-2023
Gross common equity (1)	71,225	70,292	70,051
Regulatory adjustments applied to common equity	(16,499)	(17,432)	(17,137)
Common Equity Tier 1 Capital (CET1)	54,726	52,860	52,914
Additional Tier 1 Eligible Capital (2)	7,464	6,958	6,958
Regulatory adjustments applied to Tier 1 Capital	(97)	(97)	(87)
Additional Tier 1 Capital (AT1)	7,367	6,861	6,871
Tier 1 Capital (T1 = CET1 + AT1)	62,093	59,721	59,785
Tier 2 Eligible Capital (3)	8,910	8,898	8,984
Regulatory adjustments applied to Tier 2 Capital	(74)	(53)	(51)
Tier 2 Capital (T2)	8,836	8,845	8,933
Total Capital (TC = T1 + T2)	70,929	68,566	68,718
Other TLAC instruments (4)	46,101	45,849	45,773
Adjustments applied to Other TLAC	(89)	(153)	(89)
Other TLAC available after adjustments	46,012	45,696	45,684
TLAC	116,941	114,262	114,402
Risk-Weighted Assets (5)	417,994	414,145	424,197
Leverage Ratio Exposures	1,453,472	1,406,555	1,413,036
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.1	12.8	12.5
Tier 1 Capital Ratio	14.9	14.4	14.1
Total Capital Ratio	17.0	16.6	16.2
TLAC Ratio	28.0	27.6	27.0
Leverage Ratio	4.3	4.2	4.2
TLAC Leverage Ratio	8.0	8.1	8.1

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

20 BMO Financial Group Second Quarter Report 2024

Outstanding Shares and Securities Convertible into Common Shares (1)

As at April 30, 2024	Number of shares	Amount (in millions)

Common shares	729,253,099	$23,896

Class B Preferred shares*

Series 27	20,000,000	$500
Series 29	16,000,000	$400
Series 31	12,000,000	$300
Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 46	14,000,000	$350
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments*

4.800% Additional Tier 1 Capital Notes		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000

Medium-Term Notes*

3.803% Subordinated Notes due 2032		US$1,250
Series J - First Tranche		$1,000
Series J - Second Tranche		$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150

Stock options

Vested	3,169,810
Non-vested	3,671,947

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51 and Preferred Shares Series 53 for Series 1, Series 2, Series 3 and Series 4 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 of the audited consolidated financial statements of BMO’s 2023 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.1 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments

During the quarter, we issued 3.8 million common shares for $475 million through the DRIP related to the dividend paid on February 27, 2024, and the exercise of stock options.

On May 25, 2024, we redeemed of all our outstanding 20 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 27 (NVCC) for an aggregate total of $500 million and of all our outstanding 14 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 46 (NVCC) for an aggregate total of $350 million.

On March 8, 2024, we issued US$1.0 billion 7.700% Limited Recourse Capital Notes, Series 4. This issuance is classified as equity and forms part of our additional Tier 1 NVCC.

Dividends

On May 29, 2024, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.55 per share, a $0.04 increase from the prior quarter and an $0.08 increase from prior year. The dividend is payable on August 27, 2024, to shareholders of record on July 30, 2024. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP.

On February 27, 2024, we announced that commencing with the common share dividend declared for the second quarter of fiscal 2024, and subsequently thereafter until further notice, common shares under the DRIP will be purchased on the open market without a discount.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2024 21

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses, directly incurred to support a specific operating segment, are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies annually, and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating group or transferred between operating groups and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective fiscal 2024, our capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023, in order to reflect an increase in capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually.

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. Insurance results are now presented in non-interest revenue under Insurance Service Results and Insurance Investment Results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income.

Upon transition to IFRS 17, we also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40, Investment Properties (IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet from cost to fair value. This change was applied retrospectively to fiscal 2023 results and opening retained earnings as at November 1, 2022. These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies section for further details.

Effective the first quarter of 2024, we voluntarily changed our accounting policy for securities transactions from settlement date to trade date. This change was applied retrospectively, as if we always recorded securities transactions on trade date. As a result, there was an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

Effective the first quarter of 2024, the allocation of certain items from Corporate Services to the operating groups was updated to align with the underlying business activity, including transfer pricing methodologies. Comparative results and ratios have been reclassified to conform with the current period’s presentation.

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts that facilitate comparisons of income from taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO Capital Markets due to proposed legislation, and as a result, we no longer report this revenue on a teb basis. Refer to the Other Regulatory Developments section for further details.

22 BMO Financial Group Second Quarter Report 2024

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Net interest income (teb) (2)	4,148	4,199	4,030	8,347	7,421
Non-interest revenue	1,060	1,033	1,004	2,093	1,904
Total revenue (teb) (2)	5,208	5,232	5,034	10,440	9,325
Provision for credit losses on impaired loans	583	421	222	1,004	399
Provision for credit losses on performing loans	96	164	90	260	112
Total provision for credit losses	679	585	312	1,264	511
Non-interest expense	2,657	2,676	2,639	5,333	4,559
Income before income taxes	1,872	1,971	2,083	3,843	4,255
Provision for income taxes (teb) (2)	457	490	533	947	1,089
Reported net income	1,415	1,481	1,550	2,896	3,166
Acquisition and integration costs (3)	2	1	2	3	2
Amortization of acquisition-related intangible assets (4)	72	78	78	150	79
Adjusted net income	1,489	1,560	1,630	3,049	3,247
Net income available to common shareholders	1,387	1,458	1,528	2,845	3,127
Adjusted net income available to common shareholders	1,461	1,537	1,608	2,998	3,208

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in both Q2-2024 and Q1-2024, and $8 million in Q2-2023; and $18 million for YTD-2024 and $16 million for YTD-2023. These amounts were recorded in net interest income, revenue and in provision for income taxes.

(3)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,415 million, a decrease of $135 million or 9% from the prior year, and a decrease of $66 million or 4% from the prior quarter. Adjusted net income was $1,489 million, a decrease of $141 million or 9% from the prior year, and a decrease of $71 million or 4% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Net interest income	2,154	2,141	1,927	4,295	3,886
Non-interest revenue	665	637	563	1,302	1,161
Total revenue	2,819	2,778	2,490	5,597	5,047
Provision for credit losses on impaired loans	295	238	160	533	295
Provision for credit losses on performing loans	103	57	81	160	90
Total provision for credit losses	398	295	241	693	385
Non-interest expense	1,216	1,210	1,114	2,426	2,219
Income before income taxes	1,205	1,273	1,135	2,478	2,443
Provision for income taxes	333	352	316	685	673
Reported net income	872	921	819	1,793	1,770
Acquisition and integration costs (2)	2	1	2	3	2
Amortization of acquisition-related intangible assets (3)	3	3	1	6	1
Adjusted net income	877	925	822	1,802	1,773
Adjusted non-interest expense	1,208	1,205	1,110	2,413	2,215
Net income available to common shareholders	861	911	809	1,772	1,751
Adjusted net income available to common shareholders	866	915	812	1,781	1,754
Key Performance Metrics and Drivers

Personal and Business Banking revenue	2,016	2,017	1,758	4,033	3,550
Commercial Banking revenue	803	761	732	1,564	1,497
Return on equity (%) (4)	22.3	22.8	24.6	22.6	27.6
Adjusted return on equity (%) (4)	22.4	23.0	24.7	22.7	27.7
Operating leverage (%)	4.1	(1.0)	0.5	1.5	(0.1)
Adjusted operating leverage (%)	4.5	(0.5)	0.7	2.0	-
Efficiency ratio (%)	43.2	43.6	44.8	43.4	44.0
Adjusted efficiency ratio (%)	42.9	43.4	44.7	43.1	43.9
PCL on impaired loans to average net loans and acceptances (%)	0.38	0.30	0.22	0.34	0.20
Net interest margin on average earning assets (%)	2.80	2.77	2.69	2.78	2.69
Average earning assets	312,587	307,757	293,293	310,145	291,397
Average gross loans and acceptances	319,896	317,335	304,708	318,602	303,026
Average deposits	297,304	288,837	268,341	293,024	264,777

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2024 23

Q2 2024 vs. Q2 2023

Canadian P&C reported net income was $872 million, an increase of $53 million or 6% from the prior year.

Total revenue was $2,819 million, an increase of $329 million or 13% from the prior year. Net interest income increased $227 million or 12%, primarily due to higher balances and net interest margins. Non-interest revenue increased $102 million or 18%, primarily due to the inclusion of AIR MILES and higher card-related revenue. The impact of the transition of bankers’ acceptances balances to loans resulted in lower lending fee revenue in our Commercial Banking business. Net interest margin of 2.80% increased 11 basis points from the prior year, due to deposits growing faster than loans and higher loan margins, partially offset by lower deposit margins.

Personal and Business Banking revenue increased $258 million or 15%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $71 million or 10%, due to higher net interest income, while non-interest revenue was relatively unchanged.

Total provision for credit losses was $398 million, an increase of $157 million from the prior year. The provision for credit losses on impaired loans was $295 million, an increase of $135 million, with higher provisions in Personal and Business Banking, primarily in unsecured credit portfolios, and Commercial Banking. There was a $103 million provision for credit losses on performing loans in the current quarter, compared with an $81 million provision in the prior year.

Non-interest expense was $1,216 million, an increase of $102 million or 9% from the prior year, reflecting the inclusion of AIR MILES, higher technology costs and higher employee-related expenses.

Average gross loans and acceptances increased $15.2 billion or 5% from the prior year to $319.9 billion. Personal and Business Banking loan balances increased 5%, Commercial Banking loan balances increased 3% and credit card balances increased 20%. Average deposits increased $29.0 billion or 11% to $297.3 billion. Personal and Business Banking deposits increased 8%, primarily due to strong growth in term deposits, partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 16%.

Q2 2024 vs. Q1 2024

Reported net income decreased $49 million or 5% from the prior quarter.

Total revenue increased $41 million or 1% from the prior quarter. Net interest income increased $13 million or 1%, primarily due to higher net interest margins and higher balances, partially offset by the impact of two fewer days in the current quarter. Non-interest revenue increased $28 million or 5%, primarily due to higher card-related revenue. Net interest margin of 2.80% increased 3 basis points from the prior quarter, driven by higher loan margins and deposits growing faster than loans, partially offset by lower deposit margins.

Personal and Business Banking revenue was relatively unchanged from the prior quarter, with lower net interest income offset by higher non-interest revenue. Commercial Banking revenue increased $42 million or 6%, due to higher net interest income and higher non-interest revenue.

Total provision for credit losses increased $103 million from the prior quarter. The provision for credit losses on impaired loans increased $57 million, primarily due to higher provisions in Personal and Business Banking. There was a $103 million provision for credit losses on performing loans in the current quarter, compared with a $57 million provision in the prior quarter.

Non-interest expense was relatively unchanged from the prior quarter.

Average gross loans and acceptances increased $2.6 billion or 1% from the prior quarter. Personal and Business Banking loan balances were relatively unchanged, while Commercial Banking balances increased 1% and credit card balances increased 2%. Average deposits increased $8.5 billion or 3% from the prior quarter. Personal and Business Banking deposits increased 2%, primarily due to strong growth in term deposits, partially offset by lower chequing and savings account deposits. Commercial Banking deposits increased 5%.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported net income was $1,793 million, an increase of $23 million or 1% from the prior year.

Total revenue was $5,597 million, an increase of $550 million or 11% from the prior year. Net interest income increased $409 million or 11%, due to higher balances and net interest margins. Non-interest revenue increased $141 million or 12%, primarily due to the inclusion of AIR MILES and higher card-related revenue, partially offset by lower lending fee revenue. Net interest margin of 2.78% increased 9 basis points from the prior year, due to higher loan margins and a change in mix due to deposits growing faster than loans, partially offset by lower deposit margins.

Personal and Business Banking revenue increased $483 million or 14%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $67 million or 4%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $693 million, an increase of $308 million from the prior year. The provision for credit losses on impaired loans was $533 million, an increase of $238 million due to higher provisions in both Personal and Business Banking and Commercial Banking. There was a $160 million provision for credit losses on performing loans in the current year, compared with $90 million provision in the prior year.

Non-interest expense increased $207 million or 9% from the prior year, reflecting the inclusion of AIR MILES and higher employee-related expenses.

Average gross loans and acceptances increased $15.6 billion or 5% from the prior year. Personal and Business Banking loan balances increased 5%, Commercial Banking loan balances increased 3% and credit card balances increased 20%. Average deposits increased $28.2 billion or 11% from the prior year. Personal and Business Banking deposits increased 9%. Commercial Banking deposits increased 14%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

24 BMO Financial Group Second Quarter Report 2024

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Net interest income (teb) (2)	1,994	2,058	2,103	4,052	3,535
Non-interest revenue	395	396	441	791	743
Total revenue (teb) (2)	2,389	2,454	2,544	4,843	4,278
Provision for credit losses on impaired loans	288	183	62	471	104
Provision for (recovery of) credit losses on performing loans	(7)	107	9	100	22
Total provision for credit losses	281	290	71	571	126
Non-interest expense	1,441	1,466	1,525	2,907	2,340
Income before income taxes	667	698	948	1,365	1,812
Provision for income taxes (teb) (2)	124	138	217	262	416
Reported net income	543	560	731	1,103	1,396
Amortization of acquisition-related intangible assets (3)	69	75	77	144	78
Adjusted net income	612	635	808	1,247	1,474
Adjusted non-interest expense	1,348	1,366	1,421	2,714	2,234
Net income available to common shareholders	526	547	719	1,073	1,376
Adjusted net income available to common shareholders	595	622	796	1,217	1,454
Average earning assets	215,637	212,354	216,105	213,978	178,975
Average gross loans and acceptances	203,029	203,644	209,704	203,340	173,026
Average net loans and acceptances	201,562	201,874	207,644	201,720	171,562
Average deposits	221,216	215,160	221,293	218,155	184,310

(US$ equivalent in millions)
Net interest income (teb) (2)	1,463	1,537	1,550	3,000	2,617
Non-interest revenue	290	296	325	586	550
Total revenue (teb) (2)	1,753	1,833	1,875	3,586	3,167
Provision for credit losses on impaired loans	211	137	46	348	77
Provision for (recovery of) credit losses on performing loans	(5)	80	6	75	16
Total provision for credit losses	206	217	52	423	93
Non-interest expense	1,058	1,094	1,124	2,152	1,731
Income before income taxes	489	522	699	1,011	1,343
Provision for income taxes (teb) (2)	91	103	160	194	309
Reported net income	398	419	539	817	1,034
Amortization of acquisition-related intangible assets (3)	51	56	57	107	58
Adjusted net income	449	475	596	924	1,092
Adjusted non-interest expense	990	1,019	1,046	2,009	1,652
Net income available to common shareholders	386	409	530	795	1,019
Adjusted net income available to common shareholders	440	465	587	905	1,077

Key Performance Metrics (US$ basis)

Personal and Business Banking revenue	675	717	758	1,392	1,154
Commercial Banking revenue	1,078	1,116	1,117	2,194	2,013
Return on equity (%) (4)	6.5	6.5	9.0	6.5	12.0
Adjusted return on equity (%) (4)	7.3	7.4	10.0	7.4	12.7
Operating leverage (%)	(0.6)	(38.4)	(31.2)	(11.1)	(15.5)
Adjusted operating leverage (%)	(1.0)	(26.4)	(17.7)	(8.4)	(8.7)
Efficiency ratio (%)	60.3	59.7	59.9	60.0	54.7
Adjusted efficiency ratio (%)	56.4	55.6	55.8	56.0	52.2
Net interest margin on average earning assets (%)	3.76	3.86	3.99	3.81	3.98
PCL on impaired loans to average net loans and acceptances (%)	0.57	0.36	0.12	0.47	0.12
Average earning assets	158,258	158,570	159,319	158,416	132,494
Average gross loans and acceptances	149,005	152,051	154,599	150,545	128,087
Average deposits	162,359	160,674	163,144	161,507	136,451

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in both Q2-2024 and Q1-2024, and $8 million in Q2-2023; and $18 million for YTD-2024 and $16 million for YTD-2023. These amounts were recorded in net interest income revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis, teb amounts were US$6 million in Q2-2024, US$7 million in Q1-2024 and US$6 million in Q2-2023; and US$13 million for YTD-2024 and US$12 million for YTD-2023.

(3)

Amortization of acquisition-related intangible assets, recorded in non-interest expense. On a source currency basis, pre-tax amounts were US$68 million in Q2-2024, US$75 million in Q1-2024 and US$78 million in Q2-2023; and US$143 million for YTD-2024 and US$79 million for YTD-2023.

(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2024 vs. Q2 2023

U.S. P&C reported net income was $543 million, a decrease of $188 million or 26% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $398 million, a decrease of $141 million or 26% from the prior year.

Total revenue was $1,753 million, a decrease of $122 million or 7% from the prior year. Net interest income decreased $87 million or 6%, due to lower loan and deposit margins. Non-interest revenue decreased $35 million or 11%, primarily due to lower deposit and card fee revenue. Net interest margin of 3.76% decreased 23 basis points, primarily due to lower loan margins and a decline in deposit margins as customers migrate to higher cost deposits.

Personal and Business Banking revenue decreased $83 million or 11%, and Commercial Banking revenue decreased $39 million or 3%, both due to lower net interest income and non-interest revenue.

BMO Financial Group Second Quarter Report 2024 25

Total provision for credit losses was $206 million, an increase of $154 million from the prior year. The provision for credit losses on impaired loans was $211 million, an increase of $165 million, primarily due to higher provisions in Commercial Banking sectors, including commercial real estate, services and retail trade. There was a $5 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $6 million provision in the prior year.

Non-interest expense was $1,058 million, a decrease of $66 million or 6% from the prior year, primarily due to cost synergies and our focus on operational efficiencies.

Average gross loans and acceptances decreased $5.6 billion or 4% from the prior year to $149.0 billion. Commercial Banking loan balances decreased 3%, due to lower demand and utilization of loan commitments, consistent with the industry. Personal and Business Banking loan balances decreased 7%, primarily due to the sale of a portfolio of recreational vehicle loans. Average total deposits were relatively unchanged at $162.4 billion, with 7% growth in Personal and Business Banking deposits offset by a 7% decrease in Commercial Banking deposits.

Q2 2024 vs. Q1 2024

Reported net income decreased $17 million or 3% from the prior quarter. The impact of the stronger U.S. dollar increased net income, revenue and expenses by 2%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $21 million or 5% from the prior quarter.

Total revenue decreased $80 million or 4% from the prior quarter. Net interest income decreased $74 million or 5%, primarily due to lower net interest margins and the impact of two fewer days in the current quarter. Non-interest revenue decreased $6 million or 2%, primarily due to lower card fee revenue, partially offset by higher advisory fee revenue. Net interest margin of 3.76% decreased 10 basis points from the prior quarter, driven by lower deposit margins.

Personal and Business Banking revenue decreased $42 million or 6%, due to lower net interest income and non-interest revenue. Commercial Banking revenue decreased $38 million or 3%, due to lower net interest income, partially offset by higher non-interest revenue.

Total provision for credit losses decreased $11 million from the prior quarter. The provision for credit losses on impaired loans increased $74 million, due to higher provisions in Commercial Banking, partially offset by lower Personal and Business Banking provisions. There was a $5 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a provision of $80 million in the prior quarter.

Non-interest expense decreased $36 million or 3% from the prior quarter, primarily due to our continued focus on operational efficiencies.

Average gross loans and acceptances decreased $3.0 billion or 2% from the prior quarter. Personal and Business Banking loan balances decreased 8%, primarily due to the full-quarter impact of the sale of the loan portfolio in the prior quarter noted above. Commercial Banking loan balances were relatively unchanged. Average total deposits increased $1.7 billion or 1% from the prior quarter, with a 3% increase in Personal and Business Banking deposits, partially offset by a 1% decrease in Commercial Banking deposits, driven by seasonally lower balances.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported net income decreased $293 million or 21% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $217 million or 21% from the prior year.

Total revenue increased $419 million or 13% from the prior year, due to the inclusion of an additional quarter of Bank of the West results. Net interest income increased $383 million or 15%, primarily due to higher deposit and loan balances, partially offset by lower net interest margins. Non-interest revenue increased $36 million or 7%, primarily due to higher card and deposit fee revenue. Net interest margin of 3.81% decreased 17 basis points from prior year, primarily due to lower loan and deposit margins, partially offset by deposits growing faster than loans.

Personal and Business Banking revenue increased $238 million or 21% and Commercial Banking revenue increased $181 million or 9%, both due to higher net interest income and non-interest revenue, reflecting the inclusion of Bank of the West.

Total provision for credit losses was $423 million, an increase of $330 million from the prior year. The provision for credit losses on impaired loans was $348 million, an increase of $271 million due to higher provisions in both Commercial Banking and Personal and Business Banking. There was a $75 million provision for credit losses on performing loans in the current year, compared with a provision of $16 million in the prior year.

Non-interest expense increased $421 million or 24% from the prior year, primarily reflecting the impact of Bank of the West, net of realized cost synergies.

Average gross loans and acceptances increased $22.5 billion or 18% from the prior year to $150.5 billion, due to the inclusion of an additional quarter of Bank of the West results. Commercial Banking loan balances increased 11% and Personal and Business Banking loan balances increased 52%. Average total deposits increased $25.1 billion or 18% to $161.5 billion, due to the impact of Bank of the West. Commercial Banking balances increased 8% and Personal and Business Banking deposits increased 31%.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

26 BMO Financial Group Second Quarter Report 2024

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Net interest income	322	325	364	647	670
Non-interest revenue (2)	1,071	1,003	929	2,074	1,751
Total revenue (2)	1,393	1,328	1,293	2,721	2,421
Provision for credit losses on impaired loans	6	3	1	9	2
Provision for (recovery of) credit losses on performing loans	(13)	10	3	(3)	8
Total provision for (recovery of) credit losses	(7)	13	4	6	10
Non-interest expense	978	997	974	1,975	1,898
Income before income taxes	422	318	315	740	513
Provision for income taxes	102	78	75	180	114
Reported net income	320	240	240	560	399
Amortization of acquisition-related intangible assets (3)	2	1	1	3	2
Adjusted net income	322	241	241	563	401
Adjusted non-interest expense	975	996	972	1,971	1,895
Net income available to common shareholders	318	238	238	556	395
Adjusted net income available to common shareholders	320	239	239	559	397

Key Performance Metrics

Wealth and Asset Management reported net income	252	187	211	439	413
Wealth and Asset Management adjusted net income	254	188	212	442	415
Insurance reported net income (loss)	68	53	29	121	(14)
Return on equity (%) (4)	27.2	20.3	20.6	23.7	18.2
Adjusted return on equity (%) (4)	27.4	20.4	20.7	23.9	18.3
Reported efficiency ratio (%)	70.3	75.0	75.2	72.6	78.4
Adjusted efficiency ratio (%) (5)	70.1	74.9	75.0	72.5	78.2
Operating leverage (%)	7.0	10.0	157.8	8.3	22.3
Adjusted operating leverage (%) (5)	7.1	10.0	(10.8)	8.4	(13.6)
PCL on impaired loans to average net loans and acceptances (%)	0.06	0.02	0.02	0.04	0.01
Average assets	63,673	62,524	61,695	63,093	58,131
Average gross loans and acceptances	42,310	41,822	42,156	42,063	39,120
Average deposits	60,564	60,083	66,055	60,321	61,178
Assets under administration (6)	341,422	331,615	429,233	341,422	429,233
Assets under management	385,936	360,325	338,172	385,936	338,172

U.S. Business Select Financial Data (US$ in millions)

Total revenue	184	195	214	379	355
Non-interest expense	141	151	166	292	279
Reported net income	36	29	36	65	56
Adjusted non-interest expense	139	150	165	289	277
Adjusted net income	37	30	37	67	58
Average gross loans and acceptances	10,435	10,272	10,808	10,353	8,606
Average deposits	11,346	11,556	14,686	11,452	10,657

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Effective the first quarter of 2024, the bank adopted IFRS 17, and retrospectively applied it to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.
(3)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)

Prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, operating leverage was calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $1,288 million in Q2-2022 and $1,321 million in Q1-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(6)	Certain assets under management that are also administered by the bank are included in assets under administration.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2024 vs. Q2 2023

BMO Wealth Management reported net income was $320 million, an increase of $80 million or 33% from the prior year. Wealth and Asset Management reported net income was $252 million, an increase of $41 million or 19%, and Insurance net income was $68 million, an increase of $39 million.

Total revenue was $1,393 million, an increase of $100 million or 8%. Revenue in Wealth and Asset Management was $1,291 million, an increase of $48 million or 4%, primarily due to growth in client assets, including the impact of stronger global markets, and higher revenue from online brokerage transactions, partially offset by lower net interest income. Insurance revenue was $102 million, an increase of $52 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

Total recovery of the provision for credit losses was $7 million, compared with a provision of $4 million in the prior year. The provision for credit losses on impaired loans was $6 million, an increase of $5 million. There was a $13 million recovery of the provision for credit losses on performing loans, compared with a provision of $3 million in the prior year.

Non-interest expense was $978 million, relatively unchanged from the prior year, as higher revenue-based costs were offset by expense management and our focus on operational efficiencies.

Assets under management increased $47.8 billion or 14% from the prior year to $385.9 billion, driven by stronger global markets and higher net client assets, including the impact of Bank of the West. Assets under administration decreased $87.8 billion or 20% to $341.4 billion, primarily due to the exit of our Institutional Trust Services operations in the prior quarter, partially offset by stronger global markets, the inclusion of Bank of the West and favourable foreign exchange movements. Average gross loans were relatively unchanged from the prior year, and average deposits decreased 8%, primarily due to lower deposit balances in U.S. Wealth Management.

BMO Financial Group Second Quarter Report 2024 27

Q2 2024 vs. Q1 2024

Reported net income increased $80 million or 33% from the prior quarter. Wealth and Asset Management reported net income increased $65 million or 34%, and Insurance net income increased $15 million or 28%.

Total revenue increased $65 million or 5% from the prior quarter. Wealth and Asset Management revenue increased $44 million or 4%, primarily due to stronger global markets, partially offset by the impact of two fewer days in the current quarter. Insurance revenue increased $21 million or 25%, primarily due to higher net investment results, largely due to interest rate movements relative to the prior quarter.

Total provision for credit losses decreased $20 million from the prior quarter. The provision for credit losses on impaired loans increased $3 million. There was a $13 million recovery of the provision for credit losses on performing loans, compared with a provision of $10 million in the prior quarter.

Non-interest expense decreased $19 million or 2%, primarily due to the impact of stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year, partially offset by higher revenue-based costs.

Assets under management increased $25.6 billion or 7% from the prior quarter, reflecting higher net client assets, stronger global markets and favourable foreign exchange movements. Assets under administration increased $9.8 billion or 3%, primarily due to stronger global markets and favourable foreign exchange movements. Average gross loans and average deposits both increased by 1%.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported net income was $560 million, an increase of $161 million or 40% from the prior year. Wealth and Asset Management reported net income was $439 million, an increase of $26 million or 6%, and Insurance net income was $121 million, an increase of $135 million.

Total revenue was $2,721 million, an increase of $300 million or 12%. Revenue in Wealth and Asset Management was $2,538 million, an increase of $115 million or 5%, due the inclusion of an additional quarter of Bank of the West results, growth in client assets, including the impact of stronger global markets, and higher revenue from online brokerage transactions, partially offset by lower net interest income. Insurance revenue was $183 million, an increase of $185 million, primarily due to changes in portfolio positioning during the transition to IFRS 17.

Total provision for credit losses was $6 million, a decrease of $4 million from the prior year. The provision for credit losses on impaired loans was $9 million, an increase of $7 million. There was a $3 million recovery of the provision for credit losses on performing loans, compared with a provision of $8 million in the prior year.

Non-interest expense was $1,975 million, an increase of $77 million or 4%, reflecting the impact of Bank of the West and higher revenue-based costs, partially offset by expense management and our focus on operational efficiencies.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

28 BMO Financial Group Second Quarter Report 2024

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Net interest income (teb) (2)	358	505	591	863	1,292
Non-interest revenue	1,303	1,084	988	2,387	1,986
Total revenue (teb) (2)	1,661	1,589	1,579	3,250	3,278
Provision for (recovery of) credit losses on impaired loans	61	11	-	72	(3)
Provision for (recovery of) credit losses on performing loans	(9)	(33)	17	(42)	10
Total provision for (recovery of) credit losses	52	(22)	17	30	7
Non-interest expense	1,028	1,116	1,060	2,144	2,151
Income before income taxes	581	495	502	1,076	1,120
Provision for income taxes (teb) (2)	122	102	132	224	262
Reported net income	459	393	370	852	858
Acquisition and integration costs (3)	2	10	2	12	5
Amortization of acquisition-related intangible assets (4)	5	5	6	10	10
Adjusted net income	466	408	378	874	873
Adjusted non-interest expense	1,019	1,095	1,050	2,114	2,132
Net income available to common shareholders	450	384	362	834	841
Adjusted net income available to common shareholders	457	399	370	856	856

Key Performance Metrics

Global Markets revenue	1,008	952	932	1,960	2,025
Investment and Corporate Banking revenue	653	637	647	1,290	1,253
Return on equity (%) (5)	14.1	11.6	13.0	12.8	14.4
Adjusted return on equity (%) (5)	14.3	12.0	13.2	13.1	14.6
Operating leverage (teb) (%)	8.2	(8.8)	(12.2)	(0.5)	(14.9)
Adjusted operating leverage (teb) (%)	8.1	(7.7)	(11.8)	-	(14.7)
Efficiency ratio (teb) (%)	61.9	70.2	67.1	66.0	65.6
Adjusted efficiency ratio (teb) (%)	61.3	69.0	66.4	65.0	65.0
PCL on impaired loans to average net loans and acceptances (%)	0.29	0.06	0.01	0.17	(0.01)
Average assets	455,916	438,202	472,043	446,962	467,912
Average gross loans and acceptances	82,878	82,245	77,172	82,558	75,928

U.S. Business Select Financial Data (US$ in millions)

Total revenue (teb) (2)	577	590	434	1,167	946
Non-interest expense	378	429	405	807	807
Reported net income	121	131	4	252	101
Adjusted non-interest expense	374	419	401	793	799
Adjusted net income	124	138	7	262	107
Average assets	149,206	141,735	170,550	145,430	161,343
Average gross loans and acceptances	31,760	31,516	28,412	31,638	28,259

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends due to proposed legislation, and as a result, we no longer report this revenue on a taxable equivalent basis (teb). For further information, refer to the Other Regulatory Developments section. Teb amounts of $2 million in Q2-2024, $19 million in Q1-2024 and $84 million in Q2-2023; and $21 million for YTD-2024 and $154 million for YTD-2023 were recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. Teb amounts for our U.S. businesses was nil for YTD-2024 and YTD-2023.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets, recorded in non-interest expense.
(5)

Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2024 vs. Q2 2023

BMO Capital Markets reported net income was $459 million, an increase of $89 million or 24% from the prior year.

Total revenue was $1,661 million, an increase of $82 million or 5% from the prior year. Global Markets revenue increased $76 million or 8%, reflecting higher interest rate trading revenue and higher debt and equity issuance activity, partially offset by lower equities trading revenue, including the impact of the elimination of the deduction for certain Canadian dividends due to proposed legislation. Investment and Corporate Banking revenue increased $6 million or 1%, with higher debt and equity underwriting revenue largely offset by lower advisory fee revenue.

Total provision for credit losses was $52 million, an increase of $35 million from the prior year. The provision for credit losses on impaired loans was $61 million, compared with nil in the prior year, with the increase primarily driven by one account in the financial sector. There was a $9 million recovery of the provision for credit losses on performing loans, compared with a provision of $17 million in the prior year.

Non-interest expense was $1,028 million, a decrease of $32 million or 3% from the prior year, primarily due to the impact of a legal provision in the prior year and lower employee-related costs, partially offset by higher technology costs.

Average gross loans and acceptances of $82.9 billion increased $5.7 billion or 7% from the prior year, due to higher lending activity across loan portfolios.

BMO Financial Group Second Quarter Report 2024 29

Q2 2024 vs. Q1 2024

Reported net income increased $66 million or 17% from the prior quarter.

Total revenue increased $72 million or 5% from the prior quarter. Global Markets revenue increased $56 million or 6% from the prior quarter, primarily due to higher equities trading revenue. Investment and Corporate Banking revenue increased $16 million or 2%, with higher underwriting activity and net securities gains partially offset by lower advisory and corporate banking-related revenue.

Total provision for credit losses was $52 million, compared with a recovery of $22 million in the prior quarter. The provision for credit losses on impaired loans increased $50 million from the prior quarter. There was a $9 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $33 million in the prior quarter.

Non-interest expense decreased $88 million or 8% from the prior quarter, primarily due to lower employee-related costs, including the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances increased 1% from the prior quarter.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported net income of $852 million was relatively unchanged from the prior year.

Total revenue was $3,250 million, a decrease of $28 million or 1% from the prior year. Global Markets revenue decreased $65 million or 3%, reflecting lower trading revenue, including the impact of the elimination of the deduction for certain Canadian dividends due to proposed legislation, partially offset by higher debt and equity issuances. Investment and Corporate Banking revenue increased $37 million or 3%, due to higher underwriting revenue, partially offset by lower advisory fee revenue and net securities gains.

Total provision for credit losses was $30 million, an increase of $23 million from the prior year. The provision for credit losses on impaired loans was $72 million, compared with a recovery of $3 million in the prior year. There was a $42 million recovery of the provision for credit losses on performing loans, compared with a provision of $10 million in the prior year.

Non-interest expense of $2,144 million was relatively unchanged from the prior year, with lower employee-related costs and the impact of a legal provision in the prior year offset by higher technology costs.

Average gross loans and acceptances of $82.6 billion increased $6.6 billion or 9% from the prior year, due to higher lending activity across loan portfolios.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

Corporate Services (1) (2) (3)

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q2-2023	YTD-2024	YTD-2023
Net interest income before group teb offset	(302)	(280)	(79)	(582)	(378)
Group teb offset	(11)	(28)	(92)	(39)	(170)
Net interest income (teb)	(313)	(308)	(171)	(621)	(548)
Non-interest revenue	25	(169)	54	(144)	(1,588)
Total revenue (teb)	(288)	(477)	(117)	(765)	(2,136)
Provision for credit losses on impaired loans	8	38	20	46	41
Provision for (recovery of) credit losses on performing loans	(27)	13	670	(14)	671
Total provision for (recovery of) credit losses	(19)	51	690	32	712
Non-interest expense	181	600	828	781	1,275
Income (loss) before income taxes	(450)	(1,128)	(1,635)	(1,578)	(4,123)
Provision for (recovery of) income taxes (teb)	(122)	(306)	(504)	(428)	(862)
Reported net income (loss)	(328)	(822)	(1,131)	(1,150)	(3,261)
Acquisition and integration costs (4)	22	46	545	68	723
Management of fair value changes on the purchase of Bank of the West (5)	-	-	-	-	1,461
Legal provision (including related interest expense and legal fees) (6)	12	11	6	23	12
Impact of Canadian tax measures (7)	-	-	-	-	371
Impact of loan portfolio sale (8)	-	136	-	136	-
FDIC special assessment (9)	50	313	-	363	-
Initial provision for credit losses on purchased performing loans (10)	-	-	517	-	517
Adjusted net loss	(244)	(316)	(63)	(560)	(177)
Adjusted total revenue (teb) (11)	(274)	(299)	(110)	(573)	(112)
Adjusted total provision for (recovery of) credit losses	(19)	51	(15)	32	7
Adjusted non-interest expense	83	121	106	204	316
Net income (loss) available to common shareholders	(436)	(830)	(1,229)	(1,266)	(3,369)
Adjusted net loss available to common shareholders	(352)	(324)	(161)	(676)	(285)

U.S. Business Select Financial Data (US$ in millions)

Total revenue	57	(106)	122	(49)	(1,277)
Total provision for (recovery of) credit losses	(16)	19	516	3	520
Non-interest expense	70	405	556	475	792
Provision for (recovery of) income taxes (teb)	(1)	(135)	(252)	(136)	(706)
Reported net income (loss)	4	(395)	(698)	(391)	(1,883)
Adjusted total revenue	68	26	127	94	238
Adjusted total (recovery of) provision for credit losses	(16)	19	(1)	3	3
Adjusted non-interest expense	(1)	51	27	50	87
Adjusted net income (loss)	66	(20)	85	46	129

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

30 BMO Financial Group Second Quarter Report 2024

(2)

Due to the increase in the bank’s investments in Low Income Housing Tax Credit (LIHTC) entities following our acquisition of Bank of the West, we have updated our accounting policy related to the presentation of returns from these investments in the consolidated statement of income, effective the fourth quarter of 2023. As a result, amounts previously recorded in non-interest expense and provision for income taxes are both recorded in non-interest revenue. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

(3)

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

(4)	Reported net loss included acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(5)

Reported net income in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(6)

Reported net loss included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q2-2024 included $12 million ($15 million pre-tax), comprising interest expense of $14 million and non-interest expense of $1 million; Q1-2024 included $11 million ($15 million pre-tax), comprising interest expense of $14 million and non-interest expense of $1 million; and Q2-2023 included $6 million ($7 million pre-tax). YTD Q2-2024 included $23 million ($30 million pre-tax) and YTD Q2-2023 included $12 million ($15 million pre-tax). For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(7)	Reported net income in Q1-2023 included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, recorded in Corporate Services.
(8)

Reported net income in Q1-2024 included a net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue.

(9)

Reported net loss in Q2-2024 included a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $50 million ($67 million pre-tax), recorded in non-interest expense; and Q1-2024 included $313 million ($417 million pre-tax). YTD Q2-2024 included $363 million ($484 million pre-tax).

(10)	Reported net income in Q2-2023 included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio.
(11)

Group taxable equivalent basis (teb) offset amounts for our U.S. businesses were US$6 million in Q2-2024, US$7 million in Q1-2024, and US$6 million in Q2-2023 recorded in revenue and provision for (recovery of) income taxes. YTD Q2-2024 included US$13 million and YTD Q2-2023 included US$12 million.

 Adjusted results exclude the impact of the items described in footnotes (4) to (10).

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2024 vs. Q2 2023

Corporate Services reported net loss was $328 million, compared with reported net loss of $1,131 million in the prior year, and adjusted net loss was $244 million, compared with adjusted net loss of $63 million.

Reported results in the current quarter included the impact of an incremental U.S. Federal Deposit Insurance Corporation (FDIC) special assessment charge. Reported results in the prior year included the impact of an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. Reported results in both the current and prior year included acquisition and integration costs related to Bank of the West. The lower reported net loss reflected the items noted above.

The higher adjusted net loss, which excluded the above items, was driven by lower revenue due to lower net accretion of purchase accounting fair value marks and the impact of treasury-related activities.

Q2 2024 vs. Q1 2024

Reported net loss was $328 million, compared with reported net loss of $822 million in the prior quarter, and adjusted net loss was $244 million, compared with adjusted net loss of $316 million.

On a reported basis, net loss decreased due to a lower FDIC special assessment charge in the current quarter and the loss on the sale of a portfolio of recreational vehicle loans in prior quarter, as well as lower acquisition and integration costs related to Bank of the West.

Adjusted net loss excluded the above items and decreased due to a lower provision for credit losses, lower expenses, and higher revenue. Adjusted expenses decreased, primarily driven by lower technology costs and the seasonal impact of employee benefits in the prior quarter, partially offset by the impact of the consolidation of certain U.S. retirement benefit plans in the prior quarter.

Q2 YTD 2024 vs. Q2 YTD 2023

Reported net loss was $1,150 million, compared with reported net loss of $3,261 million in the prior year. The prior year included the impact of fair value management actions related to the acquisition of Bank of the West, the initial provision for credit losses on the purchased Bank of the West performing loan portfolio, and a tax expense related to certain tax measures enacted by the Canadian government. The current year included the FDIC special assessment charge and the loss on the sale of the loan portfolio noted above. Both the current and prior years included acquisition and integration costs. The lower reported net loss primarily reflected the items noted above.

Adjusted net loss was $560 million, compared with adjusted net loss of $177 million in the prior year. Adjusted net loss excluded the items noted above and was driven by lower revenue and a higher provision for credit losses, partially offset by lower expenses. Adjusted revenue decreased due to the impact of treasury-related activities, higher earnings on the investment of unallocated capital in the prior year in advance of the close of the Bank of the West acquisition, and lower net accretion of purchase accounting fair value marks.

Total provision for credit losses was $32 million, compared with a reported provision of $712 million and an adjusted provision of $7 million in the prior year. The provision for credit losses on impaired loans increased $5 million. The provision for credit losses on performing loans decreased $685 million from the prior year on a reported basis, and increased $20 million on an adjusted basis.

Adjusted expenses decreased, primarily due to lower employee-related costs, including the impact of the consolidation of certain U.S. retirement benefit plans.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Second Quarter Report 2024 31

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q2-2024	Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022	Q3-2022
Revenue (2)	7,974	7,672	8,319	8,052	7,789	5,099	10,570	6,099
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	-	-	-	-	-	-	(369)	413
Revenue, net of CCPB (2) (3)	7,974	7,672	8,319	8,052	7,789	5,099	10,939	5,686
Provision for credit losses on impaired loans	658	473	408	333	243	196	192	104
Provision for credit losses on performing loans	47	154	38	159	780	21	34	32
Total provision for credit losses	705	627	446	492	1,023	217	226	136
Non-interest expense	4,844	5,389	5,679	5,572	5,501	4,382	4,776	3,859
Income before income taxes	2,425	1,656	2,194	1,988	1,265	500	5,937	1,691
Provision for income taxes	559	364	484	423	236	367	1,454	326
Reported net income	1,866	1,292	1,710	1,565	1,029	133	4,483	1,365
Initial provision for credit losses on purchased performing loans (4)	-	-	-	-	517	-	-	-
Acquisition and integration costs (5)	26	57	433	370	549	181	145	62
Amortization of acquisition-related intangible assets (6)	79	84	88	85	85	6	6	5
Impact of divestitures (7)	-	-	-	-	-	-	(8)	6
Management of fair value changes on the purchase of Bank of the West (8)	-	-	-	-	-	1,461	(3,336)	694
Legal Provision (9)	12	11	12	(3)	6	6	846	-
Impact of Canadian tax measures (10)	-	-	-	131	-	371	-	-
Impact of loan portfolio sale (11)	-	136	-	-	-	-	-	-
FDIC special assessment (12)	50	313	-	-	-	-	-	-
Adjusted net income	2,033	1,893	2,243	2,148	2,186	2,158	2,136	2,132

Operating Group Reported and Adjusted Net Income

Canadian P&C reported net income (13)	872	921	922	881	819	951	909	951
Acquisition and integration costs (5)	2	1	1	6	2	-	-	-
Amortization of acquisition-related intangible assets (6)	3	3	3	2	1	-	-	-
Canadian P&C adjusted net income (13)	877	925	926	889	822	951	909	951
U.S. P&C reported net income (13)	543	560	591	502	731	665	631	545
Amortization of acquisition-related intangible assets (6)	69	75	79	77	77	1	2	1
U.S. P&C adjusted net income (13)	612	635	670	579	808	666	633	546
BMO Wealth Management reported net income (2) (3)	320	240	351	396	240	159	294	320
Amortization of acquisition-related intangible assets (6)	2	1	1	1	1	1	-	1
BMO Wealth Management adjusted net income (2) (3)	322	241	352	397	241	160	294	321
BMO Capital Markets reported net income	459	393	472	295	370	488	343	253
Acquisition and integration costs (5)	2	10	(2)	1	2	3	2	1
Amortization of acquisition-related intangible assets (6)	5	5	5	5	6	4	4	3
BMO Capital Markets adjusted net income	466	408	475	301	378	495	349	257
Corporate Services reported net income (loss) (13)	(328)	(822)	(626)	(509)	(1,131)	(2,130)	2,306	(704)
Initial provision for credit losses on purchased performing loans (4)	-	-	-	-	517	-	-	-
Acquisition and integration costs (5)	22	46	434	363	545	178	143	61
Impact of divestitures (7)	-	-	-	-	-	-	(8)	6
Management of fair value changes on the purchase of Bank of the West (8)	-	-	-	-	-	1,461	(3,336)	694
Legal Provision (9)	12	11	12	(3)	6	6	846	-
Impact of Canadian tax measures (10)	-	-	-	131	-	371	-	-
Impact of loan portfolio sale (11)	-	136	-	-	-	-	-	-
FDIC special assessment (12)	50	313	-	-	-	-	-	-
Corporate Services adjusted net income (loss) (13)	(244)	(316)	(180)	(18)	(63)	(114)	(49)	57
Basic earnings per share ($)	2.36	1.73	2.19	2.13	1.27	0.14	6.52	1.96
Diluted earnings per share ($)	2.36	1.73	2.19	2.12	1.26	0.14	6.51	1.95
Adjusted diluted earnings per share ($)	2.59	2.56	2.93	2.94	2.89	3.06	3.04	3.09

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, recognizing the cumulative effect of adoption in opening retained earnings and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies section.

(3)

Prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17. Revenue, net of CCPB, was $10,939 million in Q4-2022 and $5,686 million in Q3-2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(4)	Reported net income in Q2-2023 included a provision for credit losses on the acquired Bank of the West performing loan portfolio, recorded in Corporate Services.
(5)

Reported net income included acquisition and integration costs recorded in non-interest expense, with costs related to the acquisition of Bank of the West recorded in Corporate Services, costs related to Radicle and Clearpool recorded in BMO Capital Markets, and costs related to the acquisition of AIR MILES recorded in Canadian P&C.

(6)	Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group.
(7)	Reported net income in fiscal 2022 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses, recorded in Corporate Services.
(8)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, recorded in Corporate Services.

(9)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(10)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge related to the amended GST/HST definition for financial services and Q1-2023 included a one-time tax expense comprising a Canada Recovery Dividend (CRD) and the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

(11)	Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in Corporate Services.
(12)	Reported net income in Q2-2024 and Q1-2024 included U.S. Federal Deposit Insurance Corporation (FDIC) special assessment charges, recorded in non-interest expense in Corporate Services.
(13)

Effective the first quarter of 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 BMO Financial Group Second Quarter Report 2024

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. The table above outlines summary results for the third quarter of 2022 through the second quarter of 2024.

On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning in the second quarter of 2023, with operating results primarily recorded in our U.S. P&C and BMO Wealth Management businesses. In addition, we completed the acquisition of AIR MILES on June 1, 2023, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning in the third quarter of 2023. The impact of the transition to IFRS 17 was retrospectively applied to fiscal 2023 results, while fiscal 2022 results were reported under the previous insurance standard.

Financial performance benefitted from the strength and diversification of our businesses. Results were impacted by a higher interest rate environment resulting in an increase in net interest income, while uncertain economic conditions resulted in lower levels of client activity in our market-sensitive businesses, slowing loan demand, as well as higher provisions for credit losses.

A number of items impacted reported results in certain quarters. Both the second and first quarters of 2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment. The first quarter of 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. The third quarter and first quarter of 2023 included the impact of certain tax measures enacted by the Canadian government. The second quarter of 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The first quarter of 2023 and fiscal 2022 included revenue (losses) resulting from fair value management actions related to the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill. The fourth quarter of 2022 included a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets, which were higher in fiscal 2023, due to the acquisition of Bank of the West.

Revenue in our P&C businesses continues to benefit from customer acquisition and a high interest rate environment. Revenue growth in Canadian P&C reflected volume growth with higher loan and deposit balances, and higher net interest margins. U.S. P&C revenue performance in recent quarters was reflective of a more muted U.S. banking environment, with reduced loan demand and higher deposit costs, but benefitted from the inclusion of Bank of the West. Revenue in BMO Wealth Management benefitted from steady growth in client assets, while the impact of weaker global markets in fiscal 2023 negatively impacted non-interest revenue, and high interest rates resulted in a shift in deposit mix to term deposits and reduced margins. Insurance revenue is subject to variability, resulting from market-related impacts, including changes in portfolio positioning during the transition to IFRS 17. BMO Capital Markets’ performance in recent quarters reflects improving market conditions.

Over the past eight quarters, the higher interest rate environment has had a meaningful impact on credit outcomes, resulting in increasing provisions on impaired loans from very low levels and provisions on performing loans through downward credit migration. Performing loan provisions were also impacted by balance growth, partially offset by changes in the macro-economic outlook.

Non-interest expense growth reflected investments in our business to drive revenue growth, the impact of inflation and acquisitions. The third quarter of fiscal 2023 included severance costs associated with accelerating operational efficiencies across the enterprise, which combined with the benefit of realized cost synergies relates to Bank of the West, has reduced expense growth in recent quarters.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by certain tax measures enacted or proposed to be enacted by the Canadian government noted above, and fair value management actions relating to the acquisition of Bank of the West in the first quarter of 2023 and in fiscal 2022. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO Capital Markets due to proposed legislation, resulting in an increased effective tax rate in fiscal 2024.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2023, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2023 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customer’s needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2023.

BMO Financial Group Second Quarter Report 2024 33

Accounting Policies and Critical Accounting Estimates and Judgments

Material accounting policies are described in BMO’s 2023 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2023, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, remaining lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as delinquency and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, and the impact of any such change will be recorded in future periods.

In establishing our allowance for performing loans, we attach probability weightings to economic scenarios which are representative of our view of economic and market conditions. Effective the current quarter, we added a fourth scenario reflecting a less severe downside, allowing us to improve the continuum of ranges of economic forecasts used in the allowance estimation. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all developed by our Economics group.

When changes in economic performance are assessed, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.

Our total allowance for credit losses as at April 30, 2024, was $4,478 million ($4,267 million as at October 31, 2023) and comprised an allowance on performing loans of $3,643 million and an allowance on impaired loans of $835 million ($3,572 million and $695 million, respectively, as at October 31, 2023). The allowance on performing loans increased $71 million from the fourth quarter of 2023, primarily driven by portfolio credit migration, model updates, balance changes and uncertainty in credit conditions, partially offset by an improvement in the macro-economic outlook, including the adoption of a fourth economic scenario, and the impact of the sale of a portfolio of recreational vehicle loans.

Information on the Provision for Credit Losses for the three months ended April 30, 2024, can be found in the Total Provision for Credit Losses section.

For additional information, refer to Risk Management section, Allowance for Credit Losses section of BMO’s 2023 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies

IFRS 17, Insurance Contracts and IAS 40, Investment Property

Effective November 1, 2023, we adopted IFRS 17, which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4, Insurance Contracts. Upon transition to IFRS 17, we also voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. These changes were applied retrospectively to fiscal 2023 results.

IFRS 9, Financial Instruments

Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date, and applied this change retrospectively.

IAS 12, Income Taxes

Effective November 1, 2023, we adopted an amendment to IAS 12, Income Taxes (IAS 12), which impacts note disclosures in our consolidated financial statements.

For additional information on the above changes, refer to Note 1 of the unaudited interim consolidated financial statements.

34 BMO Financial Group Second Quarter Report 2024

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report and in Note 1 of the unaudited interim consolidated financial statements.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2023 Annual Report.

Sustainability-Related Regulatory Developments

In March 2024, OSFI released updates to Guideline B-15 - Climate Risk Management to align with the International Sustainability Standards Board’s final IFRS S2 Climate-Related Disclosures Standard. We are incorporating these updates into our implementation plans to ensure we meet OSFI’s expectations for the first set of climate-related financial disclosures effective for our fiscal year ending October 31, 2024.

New Canadian Tax Measures

On November 30, 2023, the Canadian government introduced a bill in Parliament containing a number of measures, including a rule that would, in certain circumstances, deny deductions for dividends that are received after 2023. Beginning January 1, 2024, we no longer report this revenue related to certain Canadian dividends on a taxable equivalent basis in BMO Capital Markets.

On April 30, 2024, the Canadian government introduced a bill in Parliament that included the Global Minimum Tax Act. This Act will introduce a 15% global minimum tax on income earned by large multinational groups. We anticipate the global minimum tax rules will be effective for the bank’s fiscal year beginning November 1, 2024. For additional information, refer to Note 1 of the unaudited interim consolidated financial statements.

U.S. Federal Deposit Insurance Corporation Assessment

In November 2023, the U.S. Federal Deposit Insurance Corporation (FDIC) approved the final rule to implement the special assessment on depository institutions to recover the losses incurred in the deposit insurance fund that were attributable to the protection of uninsured depositors of Silicon Valley Bank and Signature Bank. BMO recorded a $417 million ($313 million after-tax) charge related to the FDIC special assessment in the first quarter of fiscal 2024. In February 2024, the FDIC provided an update to the special assessment on losses to the deposit insurance fund, as well as the potential recoveries expected to reduce these estimated losses. As a result, we recorded an additional charge of $50 million ($67 million pre-tax) in non-interest expense in the second quarter of fiscal 2024.

Interbank Offered Rate (IBOR) Reform

The transition of Canadian Dollar Offered Rate (CDOR) settings is in progress, and it is expected to be completed before the June 28, 2024 cessation date. Our overall CDOR and bankers’ acceptance exposures continue to decline and our CDOR derivative exposures will largely transition when central counterparties convert existing CDOR trades to Canadian Overnight Repo Rate Average. For additional information regarding interest rate benchmarks, refer to Note 1 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2024 35

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report. The following is an update to the 2023 Annual Report.

Update on General Economic Conditions

Changing economic conditions can impact BMO’s financial results, operational efficiency, strategic direction and our clients and customers. Possible sources of risk to economic conditions may include the level of GDP growth, monetary and fiscal policies, interest rates, unemployment trends and geopolitical risk.

If interest rates remain high, our customers could be impacted by higher financing costs, resulting in continued credit migration, delinquencies and loan losses. Management monitors the economic environment regularly to understand any significant changes and impact on our operations, clients and customers. Appropriate actions are taken to respond to uncertainties and reduce impact on our bank’s results.

The ongoing conflicts in Ukraine and the Middle East continue to heighten geopolitical risks, with the potential of escalating, which could have adverse impacts on the economy and inflation, as well as on the bank, our customers, and our third-party relationships. In addition, economic uncertainty could increase, depending on the outcome of the November 2024 presidential and congressional elections. We continue to actively monitor and assess our businesses, and the impact on our customers and third parties.

For further information on the North American economic outlook, refer to the Economic Developments and Outlook section.

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at April 30, 2024	151,770	35,683	187,453	13,267	200,720
As at January 31, 2024	150,042	35,578	185,620	13,077	198,697

Residential Mortgages (1)

	As at April 30, 2024					As at January 31, 2024
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,317	3,479	6,796	3.8%	70%	3,292	3,478	6,770	3.8%	70%
Quebec	9,080	12,985	22,065	12.2%	71%	9,029	12,950	21,979	12.4%	70%
Ontario	14,261	58,743	73,004	40.5%	71%	14,195	57,414	71,609	40.6%	70%
Alberta	9,654	7,520	17,174	9.5%	73%	9,596	7,453	17,049	9.7%	72%
British Columbia	4,599	24,323	28,922	16.0%	68%	4,584	24,241	28,825	16.3%	67%
All other Canada	2,244	1,565	3,809	2.1%	72%	2,212	1,598	3,810	2.2%	72%
Total Canada	43,155	108,615	151,770	84.1%	71%	42,908	107,134	150,042	85.0%	70%
United States	61	28,630	28,691	15.9%	76%	58	26,450	26,508	15.0%	76%
Total	43,216	137,245	180,461	100%	72%	42,966	133,584	176,550	100%	71%

(1)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Portfolio insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Mortgage loan-to-value (LTV) is the ratio of the loan balance to the value of the property at origination. Averages are weighted by loan balance.

36 BMO Financial Group Second Quarter Report 2024

Home Equity Lines of Credit (1)

	As at April 30, 2024					As at January 31, 2024
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (3)	Outstanding Balances	%	Authorizations	%	Average LTV (3)
Atlantic	1,013	1.8%	1,965	1.7%	61%	995	1.8%	1,942	1.7%	56%
Quebec	9,133	16.5%	18,328	16.0%	68%	9,099	16.6%	18,210	16.0%	65%
Ontario	24,790	44.9%	46,427	40.4%	58%	24,607	44.9%	46,139	40.6%	57%
Alberta	3,179	5.7%	7,103	6.2%	61%	3,181	5.8%	7,088	6.2%	61%
British Columbia	10,102	18.3%	19,335	16.8%	58%	10,035	18.3%	19,181	16.8%	57%
All other Canada	733	1.3%	1,492	1.3%	62%	738	1.3%	1,489	1.3%	65%
Total Canada	48,950	88.5%	94,650	82.4%	60%	48,655	88.7%	94,049	82.6%	59%
United States	6,367	11.5%	20,193	17.6%	58%	6,202	11.3%	19,812	17.4%	60%
Total	55,317	100%	114,843	100%	60%	54,857	100%	113,861	100%	59%

(1)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	HELOC loan-to-value (LTV) is the ratio of the authorized amount to the value of the property at origination. Averages are weighted by authorized amount.

Residential Mortgages by Remaining Term of Amortization (1) (2)

	As at April 30, 2024
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.6%	6.4%	14.1%	32.2%	20.4%	2.3%	21.3%
United States (4)	0.4%	2.0%	4.8%	2.5%	9.5%	80.6%	0.1%	0.1%
Total	0.7%	2.5%	6.1%	12.2%	28.6%	30.1%	1.9%	17.9%

	As at January 31, 2024
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.8%	2.6%	6.3%	13.9%	32.4%	19.3%	1.9%	22.8%
United States (4)	0.5%	2.1%	5.1%	2.7%	9.9%	79.5%	0.1%	0.1%
Total	0.7%	2.5%	6.1%	12.3%	29.0%	28.4%	1.6%	19.4%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. Contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(3)

As a result of increases in interest rates, the portfolio included $19.9 billion ($23.0 billion as at January 31, 2024) of variable rate mortgages in negative amortization, with all of the contractual payments currently being applied to interest, and the portion of interest due that is not met by each payment is added to the principal.

(4)

A large proportion of U.S.-based mortgages in the longer amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at April 30, 2024, is set out in the following table.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at April 30, 2024													As at January 31, 2024
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	645	2,863	-	3,508	495	78	4,014	4,587	306	270	79	655	8,750	8,931
United Kingdom	69	3,696	212	3,977	100	166	1,411	1,677	71	544	23	638	6,292	5,609
Latin America	2,446	6,022	-	8,468	1	222	-	223	6	246	2	254	8,945	9,513
Asia-Pacific	3,319	3,660	71	7,050	714	77	2,978	3,769	285	312	113	710	11,529	11,066
Africa and Middle East	1,653	698	104	2,455	-	5	20	25	8	235	1,204	1,447	3,927	2,679
Other (1)	-	7	32	39	2	-	3,357	3,359	5	-	1,993	1,998	5,396	4,466
Total	8,132	16,946	419	25,497	1,312	548	11,780	13,640	681	1,607	3,414	5,702	44,839	42,264

(1)	Primarily exposure to supranational entities.

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2024 37

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2023 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at April 30, 2024				As at October 31, 2023
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	79,869	-	79,869	-	77,934	-	77,934	-	Interest rate
Interest bearing deposits with banks	4,347	126	4,221	-	4,109	236	3,873	-	Interest rate
Securities	368,951	147,870	221,081	-	321,545	122,926	198,619	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	117,788	-	117,788	-	115,662	-	115,662	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	656,835	4,320	652,515	-	656,665	4,412	652,253	-	Interest rate, foreign exchange
Derivative instruments	37,816	34,317	3,499	-	39,976	34,004	5,972	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	3,809	-	3,809	-	8,111	-	8,111	-	Interest rate
Other assets	104,638	8,250	58,345	38,043	123,004	4,734	80,547	37,723	Interest rate
Total Assets	1,374,053	194,883	1,141,127	38,043	1,347,006	166,312	1,142,971	37,723

Liabilities Subject to Market Risk

Deposits	937,572	41,345	896,227	-	910,879	35,300	875,579	-	Interest rate, foreign exchange
Derivative instruments	48,489	43,884	4,605	-	50,193	43,166	7,027	-	Interest rate, foreign exchange
Acceptances	3,809	-	3,809	-	8,111	-	8,111	-	Interest rate
Securities sold but not yet purchased	42,072	42,072	-	-	43,774	43,774	-	-	Interest rate
Securities lent or sold under repurchase agreements	120,693	-	120,693	-	106,108	-	106,108	-	Interest rate
Other liabilities	133,611	34	133,477	100	143,590	33	143,497	60	Interest rate
Subordinated debt	8,237	-	8,237	-	8,228	-	8,228	-	Interest rate
Total Liabilities	1,294,483	127,335	1,167,048	100	1,270,883	122,273	1,148,550	60

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) increased quarter-over-quarter due to recent market volatility and equity portfolio changes.

Total Trading Value at Risk (1) (2)

	For the quarter ended April 30, 2024				January 31, 2024	April 30, 2023
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	3.6	3.5	5.4	2.1	3.2	1.7
Equity VaR	12.9	15.7	20.8	11.5	13.6	15.7
Foreign exchange VaR	0.6	0.8	1.6	0.4	1.3	3.2
Interest rate VaR (2)	26.0	28.5	34.6	23.3	29.5	38.9
Diversification	(12.2)	(16.5)	nm	nm	(17.7)	(25.5)
Total Trading VaR	30.9	32.0	38.7	26.9	29.9	34.0

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Interest rate VaR includes credit spread risk.

 nm – not meaningful

38 BMO Financial Group Second Quarter Report 2024

Structural (Non-Trading) Market Risk

Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates and benefit to falling rates increased relative to January 31, 2024, primarily due to modelled deposit pricing being more rate-sensitive at higher projected interest rate levels following the increase in term market rates during the current quarter.

Structural earnings benefit to rising interest rates and exposure to falling interest rates decreased modestly, relative to January 31, 2024.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			April 30, 2024	January 31, 2024	April 30, 2023			April 30, 2024	January 31, 2024	April 30, 2023
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(836)	(1,172)	(2,008)	(1,598)	(2,002)	110	147	257	278	281
100 basis point decrease	718	730	1,447	968	1,356	(103)	(168)	(270)	(296)	(324)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.

Insurance Risk

The bank adopted IFRS 17, Insurance Contracts (IFRS 17) effective November 1, 2023. IFRS 17 changes the fundamental principles used to recognize and measure insurance contracts, including life insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features. Under IFRS 17, the discount rates used to calculate the present value of insurance liabilities are no longer based on the assets supporting those liabilities, but rather on the features of the insurance liabilities themselves. As such, insurance market risk largely includes interest rate risk arising from our insurance business activities.

For additional information, refer to Note 1 of the unaudited interim consolidated financial statements. Additional information on Insurance Risk governance can be found in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report.

We entered into hedging arrangements to offset the impact of changes in interest rates on our earnings. The table below reflects the estimated immediate impact on, or sensitivity of, our net income to certain changes in interest rates and includes the estimated impact of the above hedging arrangements.

(Pre-tax Canadian $ in millions)	As at April 30, 2024 (1)	As at January 31, 2024 (1)
50 basis point increase	(14)	27
50 basis point decrease	14	(34)

(1)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.

Insurance product risk is the risk that actual experience related to claims, benefit payments and expenses does not emerge as expected. We are exposed to various types of product risk relating to our insurance contracts including mortality, policyholder behaviour, including termination and surrender or lapse, expenses, morbidity and longevity.

The table below presents the sensitivities before and after risk mitigation by reinsurance and assumes that all other variables remain constant.

	Q2 2024				Q1 2024
	Contractual service margin		Profit or loss		Contractual service margin		Profit or loss
(Canadian $ in millions)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy-related assumptions
Mortality rates (1% increase) (1)	(18)	8	1	-	(19)	10	1	1
Lapse rates (10% increase) (2)	(158)	(60)	(6)	(4)	(164)	(62)	(5)	3
Expenses (5% increase) (3)	(9)	(9)	-	-	(9)	(9)	-	-

(1)	Mortality relates to the occurrence of death and is a key assumption for our life insurance business.
(2)

Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders.

(3)	Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated, directly attributable overhead expenses.

BMO Financial Group Second Quarter Report 2024 39

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the second quarter of 2024. Both customer loans and deposits increased in the quarter, due to underlying growth and the impact of the stronger U.S. dollar. Wholesale funding increased mostly from the impact of the stronger U.S. dollar. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada, the United States and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $384.0 billion as at April 30, 2024, compared with $377.7 billion as at January 31, 2024. The increase in unencumbered liquid assets was primarily due to higher cash and securities balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

	As at April 30, 2024					As at January 31, 2024
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	79,869	-	79,869	74	79,795	74,547
Deposits with other banks	4,347	-	4,347	-	4,347	4,203
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	163,342	104,556	267,898	146,132	121,766	122,864
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	98,643	8,809	107,452	47,374	60,078	57,159
Corporate and other debt	36,207	20,583	56,790	12,223	44,567	45,203
Corporate equity	70,759	62,296	133,055	78,867	54,188	53,420
Total securities and securities borrowed or purchased under resale agreements	368,951	196,244	565,195	284,596	280,599	278,646
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	24,619	-	24,619	5,405	19,214	20,277
Total liquid assets	477,786	196,244	674,030	290,075	383,955	377,673

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

40 BMO Financial Group Second Quarter Report 2024

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2024	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	84,216	-	74	-	84,142
Securities (5)	589,814	231,546	58,455	26,055	273,758
Loans	632,216	81,544	1,429	378,105	171,138
Other assets
Derivative instruments	37,816	-	-	37,816	-
Customers’ liability under acceptances	3,809	-	-	3,809	-
Premises and equipment	6,261	-	-	6,261	-
Goodwill	16,603	-	-	16,603	-
Intangible assets	4,994	-	-	4,994	-
Current tax assets	1,948	-	-	1,948	-
Deferred tax assets	3,597	-	-	3,597	-
Receivable from brokers, dealers and clients	33,076	-	-	33,076	-
Other	38,159	9,293	-	28,866	-
Total other assets	146,263	9,293	-	136,970	-
Total assets	1,452,509	322,383	59,958	541,130	529,038

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2024	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	78,862	-	112	-	78,750
Securities (5)	560,955	210,684	51,348	26,238	272,685
Loans	617,318	86,435	695	352,733	177,455
Other assets
Derivative instruments	28,746	-	-	28,746	-
Customers’ liability under acceptances	7,123	-	-	7,123	-
Premises and equipment	6,205	-	-	6,205	-
Goodwill	16,182	-	-	16,182	-
Intangible assets	5,001	-	-	5,001	-
Current tax assets	1,738	-	-	1,738	-
Deferred tax assets	3,042	-	-	3,042	-
Receivable from brokers, dealers and clients	37,059	-	-	37,059	-
Other	34,943	8,153	-	26,790	-
Total other assets	140,039	8,153	-	131,886	-
Total assets	1,397,174	305,272	52,155	510,857	528,890

(1)	Gross assets included on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These included securities of $26.0 billion as at April 30, 2024, which include securities held at BMO’s insurance subsidiary, seller financing securities, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity

(Canadian $ in millions)	As at April 30, 2024	As at January 31, 2024
BMO (parent)	239,308	242,100
BMO Bank N.A.	121,634	114,832
Broker dealers	23,013	20,741
Total net unencumbered liquid assets by legal entity	383,955	377,673

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $676.4 billion as at April 30, 2024, increasing from $657.1 billion as at January 31, 2024, primarily driven by underlying deposit growth in Canadian P&C and the impact of the stronger U.S. dollar.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $263.8 billion as at April 30, 2024, with $70.0 billion sourced as secured funding and $193.8 billion sourced as unsecured funding. Wholesale funding outstanding increased from $259.3 billion as at January 31, 2024, primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $384.0 billion as at April 30, 2024, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

BMO Financial Group Second Quarter Report 2024 41

Wholesale Funding Maturities (1)

	As at April 30, 2024								As at January 31, 2024
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	3,653	1,752	636	490	6,531	-	-	6,531	6,746
Certificates of deposit and commercial paper	11,769	29,721	24,551	32,815	98,856	69	-	98,925	90,314
Bearer deposit notes	1,477	1,171	741	582	3,971	-	-	3,971	1,982
Asset-backed commercial paper (ABCP)	1,558	1,879	2,877	634	6,948	-	-	6,948	6,026
Senior unsecured medium-term notes	141	7,770	5,643	7,627	21,181	10,174	34,326	65,681	71,017
Senior unsecured structured notes (2)	238	38	-	14	290	654	9,496	10,440	9,681
Secured Funding
Mortgage and HELOC securitizations	-	1,205	667	1,763	3,635	2,549	11,566	17,750	18,332
Covered bonds	-	-	-	-	-	8,942	17,254	26,196	25,867
Other asset-backed securitizations (3)	1,019	-	71	-	1,090	801	6,241	8,132	7,955
Federal Home Loan Bank advances	-	-	-	-	-	6,881	4,129	11,010	13,156
Subordinated debt	-	-	-	-	-	25	8,210	8,235	8,227
Total	19,855	43,536	35,186	43,925	142,502	30,095	91,222	263,819	259,303
Of which:
Secured	2,577	3,084	3,615	2,397	11,673	19,173	39,190	70,036	71,336
Unsecured	17,278	40,452	31,571	41,528	130,829	10,922	52,032	193,783	187,967
Total (4)	19,855	43,536	35,186	43,925	142,502	30,095	91,222	263,819	259,303

(1)

Wholesale funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $51.0 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $212.8 billion as at April 30, 2024.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.

Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2023 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues.

As at April 30, 2024
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2024, we would be required to provide additional collateral to counterparties totalling $200 million, $521 million and $1,031 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.

42 BMO Financial Group Second Quarter Report 2024

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the OSFI’s LAR Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended April 30, 2024 was 128%, equivalent to a surplus of $52 billion above the regulatory minimum. The LCR decreased 1% from 129% in the prior quarter, as higher HQLA was more than offset by higher net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended April 30, 2024
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	241.9

Cash Outflows

Retail deposits and deposits from small business customers, of which:	294.6	21.1
Stable deposits	138.2	4.1
Less stable deposits	156.4	17.0
Unsecured wholesale funding, of which:	298.7	135.2
Operational deposits (all counterparties) and deposits in networks of cooperative banks	141.2	34.9
Non-operational deposits (all counterparties)	136.7	79.5
Unsecured debt	20.8	20.8
Secured wholesale funding	*	21.3
Additional requirements, of which:	246.4	49.4
Outflows related to derivatives exposures and other collateral requirements	28.0	7.9
Outflows related to loss of funding on debt products	3.1	3.1
Credit and liquidity facilities	215.3	38.4
Other contractual funding obligations	0.8	-
Other contingent funding obligations	526.7	11.0
Total cash outflows	*	238.0

Cash Inflows

Secured lending (e.g., reverse repos)	150.6	27.2
Inflows from fully performing exposures	17.3	9.3
Other cash inflows	11.9	11.9
Total cash inflows	179.8	48.4

For the quarter ended April 30, 2024		Total adjusted value (4)
Total HQLA		241.9
Total net cash outflows		189.6
Liquidity Coverage Ratio (%) (2)		128

For the quarter ended January 31, 2024		Total adjusted value (4)
Total HQLA		241.0
Total net cash outflows		187.4
Liquidity Coverage Ratio (%)		129

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the second quarter of 2024.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group Second Quarter Report 2024 43

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 115% as at April 30, 2024, equivalent to a surplus of $100 billion above the regulatory minimum. The NSFR decreased from 116% in the prior quarter, as higher available stable funding was more than offset by higher required stable funding.

	For the quarter ended April 30, 2024
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	92.7	92.7
Regulatory capital	-	-	-	92.7	92.7
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	227.1	60.9	40.9	70.6	365.9
Stable deposits	114.1	23.9	16.2	15.5	161.9
Less stable deposits	113.0	37.0	24.7	55.1	204.0
Wholesale funding:	280.0	289.1	59.8	109.5	278.4
Operational deposits	136.5	-	-	-	68.3
Other wholesale funding	143.5	289.1	59.8	109.5	210.1
Liabilities with matching interdependent assets	-	1.5	1.3	12.5	-
Other liabilities:	4.3	*	*	80.0	16.5
NSFR derivative liabilities	*	*	*	9.3	*
All other liabilities and equity not included in the above categories	4.3	53.6	1.2	15.9	16.5
Total ASF	*	*	*	*	753.5

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	16.3
Deposits held at other financial institutions for operational purposes	-	0.3	-	-	0.1
Performing loans and securities:	199.3	204.1	71.3	353.6	531.3
Performing loans to financial institutions secured by Level 1 HQLA	-	92.4	1.7	-	3.1
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	34.8	52.1	9.3	17.0	62.5
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	116.1	47.8	43.7	167.7	286.8
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.3	9.3	13.5	143.0	124.3
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.3	9.3	13.5	143.0	124.3
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	35.1	2.5	3.1	25.9	54.6
Assets with matching interdependent liabilities	-	1.5	1.3	12.5	-
Other assets:	46.4	*	*	101.2	84.7
Physical traded commodities, including gold	8.2	*	*	*	7.0
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	14.9	12.6
NSFR derivative assets	*	*	*	5.2	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	17.3	0.9
All other assets not included in the above categories	38.2	44.0	0.4	19.4	64.2
Off-balance sheet items	*	*	*	601.9	21.3
Total RSF	*	*	*	*	653.7
Net Stable Funding Ratio (%)	*	*	*	*	115

For the quarter ended January 31, 2024					Weighted Value (2)
Total ASF					724.0
Total RSF					623.1
Net Stable Funding Ratio (%)					116

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

44 BMO Financial Group Second Quarter Report 2024

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									April 30, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets
Cash and Cash Equivalents	77,640	-	-	-	-	-	-	-	2,229	79,869
Interest Bearing Deposits with Banks	2,831	530	209	385	392	-	-	-	-	4,347
Securities	5,199	7,020	9,077	18,048	7,138	18,314	74,299	159,097	70,759	368,951
Securities Borrowed or Purchased under Resale Agreements	91,702	17,926	6,486	1,331	343	-	-	-	-	117,788
Loans (1)
Residential mortgages	1,137	3,106	5,059	5,278	6,399	38,731	91,918	28,659	174	180,461
Consumer instalment and other personal	341	803	1,402	1,665	1,867	11,027	30,144	19,144	25,914	92,307
Credit cards	-	-	-	-	-	-	-	-	13,044	13,044
Business and government	18,469	14,464	15,302	13,995	18,997	47,725	111,015	30,134	104,936	375,037
Allowance for credit losses	-	-	-	-	-	-	-	-	(4,014)	(4,014)
Total loans, net of allowance	19,947	18,373	21,763	20,938	27,263	97,483	233,077	77,937	140,054	656,835
Other Assets
Derivative instruments	4,326	3,740	2,514	3,888	2,554	5,474	7,965	7,355	-	37,816
Customers’ liabilities under acceptances	2,336	1,472	-	1	-	-	-	-	-	3,809
Receivable from brokers, dealers and clients	33,076	-	-	-	-	-	-	-	-	33,076
Other	3,636	1,102	371	79	13	10	15	7,576	58,760	71,562
Total Other assets	43,374	6,314	2,885	3,968	2,567	5,484	7,980	14,931	58,760	146,263
Total Assets	240,693	50,163	40,420	44,670	37,703	121,281	315,356	251,965	271,802	1,374,053

(Canadian $ in millions)									April 30, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	40,429	77,245	77,174	63,135	47,271	51,104	86,747	22,182	472,285	937,572
Other Liabilities
Derivative instruments	4,024	7,599	4,073	4,655	2,176	6,113	9,423	10,426	-	48,489
Acceptances	2,336	1,472	-	1	-	-	-	-	-	3,809
Securities sold but not yet purchased (4)	42,072	-	-	-	-	-	-	-	-	42,072
Securities lent or sold under repurchase agreements (4)	109,783	9,028	214	135	-	1,533	-	-	-	120,693
Securitization and structured entities’ liabilities	1,001	1,166	634	1,034	1,055	4,984	9,268	17,698	-	36,840
Payable to brokers, dealers and clients	38,248	-	-	-	-	-	-	-	-	38,248
Other	14,954	397	151	1,533	185	7,237	4,129	4,806	25,131	58,523
Total Other Liabilities	212,418	19,662	5,072	7,358	3,416	19,867	22,820	32,930	25,131	348,674
Subordinated Debt	-	-	-	-	-	25	25	8,187	-	8,237
Total Equity	-	-	-	-	-	-	-	-	79,570	79,570
Total Liabilities and Equity	252,847	96,907	82,246	70,493	50,687	70,996	109,592	63,299	576,986	1,374,053

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $31,831 million as at April 30, 2024, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									April 30, 2024
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	3,420	9,306	11,037	10,337	14,359	40,960	125,312	6,416	-	221,147
Letters of credit (2)	1,831	3,857	5,417	6,912	6,462	3,281	3,650	41	-	31,451
Backstop liquidity facilities	772	1,053	1,357	962	502	11,260	1,778	820	-	18,504
Other commitments (3)	27	59	184	110	99	382	521	106	-	1,488

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

BMO Financial Group Second Quarter Report 2024 45

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	75,473	-	-	-	-	-	-	-	2,461	77,934
Interest Bearing Deposits with Banks	2,775	680	383	153	118	-	-	-	-	4,109
Securities	4,115	8,556	7,225	5,585	6,602	29,930	64,250	139,501	55,781	321,545
Securities Borrowed or Purchased under Resale Agreements	93,707	12,311	6,903	2,491	-	250	-	-	-	115,662
Loans (1)
Residential mortgages	1,121	2,188	3,403	4,246	4,761	27,229	107,347	26,689	266	177,250
Consumer instalment and other personal	285	621	1,028	1,343	1,542	8,094	35,467	29,992	25,670	104,042
Credit cards	-	-	-	-	-	-	-	-	12,294	12,294
Business and government	19,671	10,920	12,550	16,370	16,953	49,366	114,289	27,880	98,887	366,886
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,807)	(3,807)
Total loans, net of allowance	21,077	13,729	16,981	21,959	23,256	84,689	257,103	84,561	133,310	656,665
Other Assets
Derivative instruments	2,797	4,539	2,670	2,827	1,555	7,804	9,325	8,459	-	39,976
Customers’ liabilities under acceptances	4,682	3,423	6	-	-	-	-	-	-	8,111
Receivable from brokers, dealers and clients	53,002	-	-	-	-	-	-	-	-	53,002
Other	3,580	814	336	42	4	10	19	7,629	57,568	70,002
Total Other assets	64,061	8,776	3,012	2,869	1,559	7,814	9,344	16,088	57,568	171,091
Total Assets	261,208	44,052	34,504	33,057	31,535	122,683	330,697	240,150	249,120	1,347,006

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	48,986	63,728	64,939	60,911	52,040	47,624	80,829	18,624	473,198	910,879
Other Liabilities
Derivative instruments	3,103	8,450	3,033	2,278	2,014	7,694	11,748	11,873	-	50,193
Acceptances	4,682	3,423	6	-	-	-	-	-	-	8,111
Securities sold but not yet purchased (4)	43,774	-	-	-	-	-	-	-	-	43,774
Securities lent or sold under repurchase agreements (4)	99,006	4,751	476	539	-	1,336	-	-	-	106,108
Securitization and structured entities’ liabilities	97	717	1,199	2,195	592	4,896	9,870	7,528	-	27,094
Payable to brokers, dealers and clients	53,754	-	-	-	-	-	-	-	-	53,754
Other	13,266	2,274	116	110	108	14,109	2,764	6,160	23,835	62,742
Total Other Liabilities	217,682	19,615	4,830	5,122	2,714	28,035	24,382	25,561	23,835	351,776
Subordinated Debt	-	-	-	-	-	-	25	8,203	-	8,228
Total Equity	-	-	-	-	-	-	-	-	76,123	76,123
Total Liabilities and Equity	266,668	83,343	69,769	66,033	54,754	75,659	105,236	52,388	573,156	1,347,006

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $30,852 million as at October 31, 2023, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

(Canadian $ in millions)									October 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	2,216	4,874	9,377	14,499	14,190	41,713	129,634	5,927	-	222,430
Letters of credit (2)	1,641	5,088	5,739	5,397	6,065	3,663	3,778	48	-	31,419
Backstop liquidity facilities	212	241	666	2,207	2,039	3,951	8,643	846	-	18,805
Other commitments (3)	46	91	106	101	155	354	626	141	-	1,620

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

46 BMO Financial Group Second Quarter Report 2024

Glossary of Financial Terms

Adjusted Earnings and Measures

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

•	Adjusted Provision for Credit Losses – calculated as provision for credit losses excluding the impact of certain non-recurring items.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items.

•	Adjusted Effective Tax Rate – calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the Consolidate Balance Sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables and is generally used for short-term financing needs.

Average Annual Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Earning Assets, excluding Trading and Insurance Assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable CSM, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, including applicable CSM, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services provided.

Credit and Counterparty Risk is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Dividend Yield represents dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to bank shareholders. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage.

BMO Financial Group Second Quarter Report 2024 47

Environmental and Social Risk is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO’s impact on the environment and society.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Investment Results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Service Results include insurance revenue, insurance service expenses and reinsurance results.

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Model Risk is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results. These adverse outcomes can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income and trading and insurance average assets is computed in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective and application of IFRS 17.

Net Promoter Score (NPS) is the percentage of customers surveyed who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense. Adjusted operating leverage is the difference between the growth rates of adjusted revenue and adjusted non-interest expense.

Operating Leverage, net of CCPB, is the difference between the growth rates of revenue, net of CCPB (net revenue), and non-interest expense. Adjusted net operating leverage is the difference between the growth rates of adjusted net revenue and adjusted non-interest expense. The bank evaluates performance using adjusted revenue, net of CCPB. Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk and business continuity risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income

48 BMO Financial Group Second Quarter Report 2024

taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

Purchased Credit Impaired (PCI) Loans are loans for which the timely collection of interest and principal is no longer reasonably assured. These loans are credit-impaired upon initial recognition.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Stress Tests are used to determine the potential impact of low-frequency, high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating- rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on certain tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group Second Quarter Report 2024 49

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2023 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 29, 2024, at 8.00 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until June 29, 2024, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 3927329#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2023 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2023 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

78 BMO Financial Group Second Quarter Report 2024